Management's Discussion and Analysis of

Results of Operations and Financial Condition

For the three and nine months ended

September 30, 2025

November 11, 2025

INTRODUCTION

This Management's Discussion and Analysis ("MD&A") dated November 11, 2025 is intended to supplement Hudbay Minerals Inc.'s unaudited condensed consolidated interim financial statements and related notes for the three and nine months ended September 30, 2025 and 2024 (the "consolidated interim financial statements"). The consolidated interim financial statements have been prepared in accordance with IFRS® Accounting Standards ("IFRS" or "GAAP") as issued by the International Accounting Standards Board ("IASB").

References to "Hudbay" or the "Company" refer to Hudbay Minerals Inc. and its direct and indirect subsidiaries as at September 30, 2025.

Readers should be aware that:

- This MD&A contains certain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking information") that are subject to risk factors set out in a cautionary note contained in Hudbay's MD&A.

- This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

- Hudbay uses a number of non-GAAP financial performance measures in Hudbay's MD&A, which do not have standardized meaning under IFRS. For further information and detailed reconciliations of such measures, please see the discussion under the "Non-GAAP Financial Performance Measures" section herein.

- The technical and scientific information in this MD&A has been approved by qualified persons based on a variety of assumptions and estimates. Please see the discussion under the "Qualified Persons and NI 43-101" section herein.

Readers are also urged to review the "Notes to Reader" section beginning on page 69 of this MD&A.

Additional information regarding Hudbay, including the risks related to its business and those that are reasonably likely to affect its consolidated interim financial statements in the future, is contained in Hudbay's continuous disclosure materials, including its most recent Annual Information Form, consolidated interim financial statements and Management Information Circular available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

All amounts are in US dollars unless otherwise noted.

HUDBAY'S BUSINESS

Hudbay is a copper-focused critical minerals company with three long-life operations and a world-class pipeline of copper growth projects in tier-one mining jurisdictions of Canada, Peru and the United States. Hudbay's operating portfolio includes the Constancia mine in Cusco (Peru), the Snow Lake operations in Manitoba (Canada) and the Copper Mountain mine in British Columbia (Canada). Copper is the primary metal produced by the company, which is complemented by meaningful gold production and by-product zinc, silver and molybdenum. The Company's growth pipeline includes the Copper World project in Arizona (United States), the Mason project in Nevada (United States), the Llaguen project in La Libertad (Peru) and several expansion and exploration opportunities near its existing operations. Hudbay is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

HUDBAY'S PURPOSE

The value Hudbay creates and the impact it has is embodied in its purpose statement: "We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities."

Hudbay transforms lives: Hudbay invests in its employees, their families and local communities through long-term employment, local procurement and economic development to improve their quality of life and ensure the communities benefit from the Company's presence.

Hudbay operates responsibly: From exploration to closure, Hudbay operates safely and responsibly, welcomes innovation and strives to minimize its environmental footprint while following leading operating practices in all facets of mining.

Hudbay provides critical metals: Hudbay produces copper and other metals needed for everyday products and essential for applications to support the energy transition toward a more sustainable future.

SUMMARY

Demonstrated Operating Resilience in the Third Quarter

• Achieved revenue of $346.8 million and adjusted EBITDA1 of $142.6 million in the third quarter of 2025.

• Achieved consolidated copper production of 24,205 tonnes and consolidated gold production of 53,581 ounces in the third quarter, demonstrating strong operational resilience with Manitoba operations suspended for the majority of the quarter due to the wildfire evacuations and temporary operational interruptions in Peru.

• Strong cost performance continued in the third quarter with consolidated cash cost1 and sustaining cash cost1 per pound of copper produced, net of by-product credits, of $0.42 and $2.09, respectively.

• Reaffirmed full year 2025 consolidated production guidance for copper and gold, despite the temporary operational interruptions and production deferrals. Full-year consolidated copper and gold production is now expected to be near the low end of the guidance ranges.

• Further improved full year 2025 consolidated cash cost1 guidance range to $0.15 to $0.35 per pound, an additional improvement from the previously updated guidance range of $0.65 to $0.85 per pound, as year-to-date results are trending well below the low end of the cost ranges. Also improved full year 2025 consolidated sustaining cash cost guidance range to $1.85 to $2.25 per pound copper from the original guidance range of $2.25 to $2.65 per pound as a result of increased exposure to gold by-product credits and continued strong operating cost control.

• Peru operations produced 18,114 tonnes of copper and 26,380 ounces of gold in the third quarter, with copper being slightly lower than quarterly cadence expectations and gold far exceeding quarterly cadence expectations while navigating intermittent interruptions and a temporary mill suspension during the quarter. Peru cash cost1 per pound of copper produced, net of by-product credits, was $1.30 in the third quarter, outperforming the low-end of the cost guidance range. Full year copper production in Peru is expected to be in line with 2025 annual guidance and full year gold production is expected to exceed the top end of the guidance range.

• Manitoba operations produced 22,441 ounces of gold in the third quarter, lower than quarterly cadence expectations as a result of temporary production interruptions from mandatory wildfire evacuations that shut down operations for the majority of the third quarter and deferred gold production. A business interruption insurance claim has been submitted to compensate for a portion of the wildfire-related downtime. Manitoba cash cost1 per ounce of gold produced, net of by-product credits, was $379 in the third quarter. Subsequent to the quarter, due to additional unplanned down time in October as a result of winter storm power outages, some gold production has been further deferred and full year gold production in Manitoba is now expected to be slightly below the low end of the 2025 annual guidance range.

• British Columbia operations produced 5,249 tonnes of copper in the third quarter at a cash cost1 per pound of copper produced, net of by-product credits, of $3.21. While the initial phase of the conversion of the third ball mill to a second semi-autogenous grinding ("SAG") mill was completed successfully in the third quarter, there was required maintenance at the primary SAG mill at the end of September and into early October, which is expected to result in reduced mill throughput levels for the balance of 2025 and full year copper production in British Columbia is now expected to be below the low end of the 2025 annual guidance range.

• Third quarter net earnings attributable to owners and earnings per share attributable to owners were $222.4 million and $0.56, respectively, reflecting a pre-tax full impairment reversal of $322.3 million on Hudbay's carrying value of the Copper World project as a result of the announcement of a $600 million strategic partnership with Mitsubishi Corporation ("Mitsubishi") for a 30% minority interest in Copper World, which is expected to close in late 2025 or early 2026. After adjusting for this transaction and various other non-cash items, third quarter adjusted earnings1 per share attributable to owners was $0.03.

• Financial results in the third quarter were impacted by the deferral of a 20,000 dry metric tonne copper concentrate shipment in Peru, valued at approximately $60 million (high gold content), from the end of September into early October due to ocean swells at the port.

• Cash and cash equivalents decreased by $14.4 million to $611.1 million during the third quarter and total liquidity2 was $1,036.3 million as at September 30, 2025, reflecting $13.2 million of additional senior unsecured note repurchases during the third quarter.

Further Debt Reduction and Balance Sheet Strength

• Hudbay's unique copper and gold diversification across its operations provides exposure to higher copper and gold prices, which together with a focus on cost control across the business, continues to expand margins and generate attractive operating cash flow.

• While the majority of revenues continue to be derived from copper production, revenue from gold production represented more than 38% of total revenues in the third quarter of 2025.

• Generated positive free cash flow1 in Peru and Manitoba in the third quarter of 2025 despite operational interruptions, offset by negative free cash flow1 in British Columbia with planned stripping activities. Consolidated free cash flow1 would have been positive if the excess copper concentrate inventory in Peru was sold at the end of September.

• Achieved adjusted EBITDA1 of $142.6 million in the third quarter of 2025, resulting in annual trailing twelve-month adjusted EBITDA1 of $932.3 million.

• Repurchased and retired an additional $13.2 million of senior unsecured notes through open market purchases at a discount to par during the third quarter reducing total principal debt to $1.05 billion as of September 30, 2025. Subsequent to the quarter end, deleveraging efforts continued with an additional $20.0 million of open market purchases of the senior unsecured notes, at a discount to par.

• As of November 11, 2025, approximately $328.1 million in total principal debt and gold prepayment liability reductions have been achieved since the beginning of 2024.

• Net debt1 reduced to $435.9 million as at September 30, 2025 compared to $525.7 million at December 31, 2024, a decrease of $89.8 million year-to-date.

• Net debt to adjusted EBITDA ratio1 was 0.5x at the end of the third quarter of 2025, a further improvement from 0.6x at the end of fourth quarter of 2024.

Prudently Advancing Copper World Towards a Sanction Decision in 2026

• In August 2025, announced accretive $600 million Copper World joint venture transaction with Mitsubishi for a 30% minority interest ("JV Transaction").

◦ Secures a premier long-term strategic partner in Mitsubishi, one of the largest Japanese trading houses with a global mining presence and a significant U.S. based business.

◦ Implies a significant premium to consensus net asset value for Copper World3.

◦ Increases levered project IRR to Hudbay to approximately 90% based on pre-feasibility study ("PFS") estimates4.

• In August 2025, agreed on terms with Wheaton Precious Metals Corp. ("Wheaton") to amend the existing precious metals streaming agreement.

◦ In addition to the initial $230 million stream deposit, provides an additional contingent payment of up to $70 million on a future mill expansion recognizing the long-term potential at Copper World.

◦ Ongoing payments for gold and silver amended from fixed pricing to 15% of spot prices to provide upside exposure to higher precious metals prices.

• Successful completion of the final key elements of Hudbay's prudent financial strategy as part of the three prerequisites ("3-P") plan for Copper World.

◦ Hudbay's estimated share of the remaining equity capital contributions has been reduced to approximately $200 million based on PFS estimates and Hudbay's first capital contribution has been deferred to 2028 at the earliest.

• Feasibility study activities for Copper World are underway with expected completion of a definitive feasibility study ("DFS") in mid-2026.

◦ Hudbay is accelerating detailed engineering, certain long lead items and other de-risking activities in 2025 and, as announced in August 2025, has advanced $20 million in growth capital expenditures to 2025 from future years.

Reinvesting in Several Additional High-return Growth Initiatives

• Optimization efforts at Copper Mountain have continued and are focused on executing the planned accelerated stripping program and mill throughput improvement projects. A key component, the conversion of the third ball mill to a second SAG mill ("SAG2"), remains on schedule. Completion of the initial phase on July 10, 2025 enabled the mill to achieve several days of 50,000 tonnes per day in September, the highest level achieved since Hudbay acquired the operations. Construction of the final phase of the SAG2 project is expected to conclude in December 2025.

• Large exploration program in Snow Lake continues to execute the threefold strategy focused on near-mine exploration to increase near-term production and mineral reserves, testing regional satellite deposits for additional ore feed to utilize available capacity at the Stall mill, and exploring the large land package for a new anchor deposit to meaningfully extend mine life.

• Following the completion of the initial 1901 exploration drift some additional development ore was delivered for processing at Stall. The focus now turns to advancing exploration platforms in both base metal and gold mineralization and developing the haulage drift to confirm mining methods, establish critical infrastructure and de-risk the path towards full production in late 2027.

• Drilling commenced at the Talbot copper-zinc-gold deposit near Snow Lake in July with a focus on expanding the known mineralization and testing geophysical targets. Full assay results expected later this year.

• Continuing to advance Flin Flon tailings reprocessing opportunities through metallurgical test work and economic evaluations to assess the possibility of producing critical minerals and precious metals in an environmentally friendly manner.

• Continuing to enhance stakeholder engagement and advance additional metallurgical studies at the Mason copper project in Nevada.

Summary of Third Quarter Results

Hudbay's diversified asset portfolio delivered consolidated copper production of 24,205 tonnes and consolidated gold production of 53,581 ounces in the third quarter of 2025, despite temporary operational interruptions and production deferrals. Consolidated copper and gold production was lower than the second quarter of 2025 primarily due to the impact of the mandatory wildfire evacuations that persisted in northern Manitoba for a majority of the third quarter, a temporary production interruption in Peru for nine days during the third quarter due to social unrest and unplanned mill downtime and processing of low-grade stockpiles at Copper Mountain during the third quarter. Consolidated silver production of 730,394 ounces and zinc production of 548 tonnes in the third quarter of 2025 were also lower than the second quarter of 2025 for the aforementioned reasons.

Cash generated from operating activities of $113.5 million decreased compared to the same period in 2024 and compared to the second quarter of 2025 as a result of the temporary operational interruptions during the third quarter, as mentioned above, and lower sales volumes as a result of a delayed 20,000 dry metric tonne copper concentrate shipment in Peru with high grade gold content, valued at approximately $60 million, from the end of September into early October due to ocean swells at the port. This was partially offset by higher realized metal prices.

Adjusted EBITDA1 was $142.6 million in the third quarter of 2025, a decrease compared to $245.2 million in the second quarter of 2025 primarily due to the temporary operational interruptions and the lower sales volumes as a result of the delayed copper concentrate shipment in Peru, as noted above.

Net earnings attributable to owners was $222.4 million, or $0.56 per share, in the third quarter of 2025 compared to $117.7 million, or $0.30 per share, in the second quarter of 2025 and $49.7 million, or $0.13 per share, in the third quarter of 2024. The increase in earnings compared to the second quarter of 2025 and third quarter 2024, is the result of a non-cash after-tax gain of $242.7 million from a full impairment reversal relating to Hudbay's Copper World project and the receipt of $14.9 million in contingent consideration in respect of Copper Mountain's previous sale of a non-core project. These gains were partially offset by temporary operational interruptions in Manitoba and Peru which resulted in lower production and delayed sales volumes impacting overall gross margins and operating cash flow during the quarter.

Adjusted net earnings attributable to owners1 and adjusted net earnings per share attributable to owners1 in the third quarter of 2025 were $10.1 million and $0.03 per share, respectively, after adjusting for various non-cash items on a pre-tax basis including a $322.3 million full impairment reversal related to Hudbay's Copper World project following the announcement of the JV Transaction, $14.9 million of contingent consideration received from the previous sale of a non-core project, an $8.7 million mark-to-market revaluation loss on various instruments such as investments and share-based compensation, and a non-cash $8.8 million foreign exchange loss, among other items. This compares to adjusted net earnings attributable to owners1 and net earnings per share attributable to owners1 of $50.2 million and $0.13 per share in the third quarter of 2024 and $75.5 million and $0.19 per share in the second quarter of 2025. The decrease in adjusted net earnings attributable to owners1 and adjusted net earnings per share attributable to owners1 compared to the second quarter of 2025 and third quarter of 2024 is for the same reasons discussed above for net earnings.

In the third quarter of 2025, consolidated cash cost per pound of copper produced, net of by-product credits1, was $0.42, compared to $(0.02) in the second quarter of 2025 and $0.18 in the third quarter of 2024, as Hudbay continued to demonstrate industry-leading cost performance. The increase in cash cost, net of by-product credits, from the comparative periods was a result of lower by-product credits due to lower production in Manitoba from the impact of the wildfires during the third quarter, partially offset by strong gold production in Peru despite the nine-day operational interruption during the third quarter of 2025.

Consolidated sustaining cash cost per pound of copper produced, net of by-product credits1, was $2.09 in the third quarter of 2025, compared to $1.65 in the second quarter of 2025 and $1.71 in the third quarter of 2024. The increase was primarily due to the same factors impacting consolidated cash cost noted above.

Consolidated all-in sustaining cash cost per pound of copper produced, net of by-product credits1, was $2.78 in the third quarter of 2025, higher than the second quarter of 2025 and the third quarter of 2024 mainly due to the same reasons outlined above as well as higher corporate G&A from the revaluation of Hudbay's stock-based compensation due to relative higher share prices.

As at September 30, 2025, total liquidity was $1,036.3 million, including $611.1 million in cash and cash equivalents, and undrawn availability of $425.2 million under Hudbay's revolving credit facilities. The Company's liquidity is expected to be further enhanced upon the closing of the JV Transaction, which is expected to occur in late 2025 or early 2026. Net debt1 at the end of the third quarter was $435.9 million, marking an $89.8 million improvement from fourth quarter of 2024 as a result of deleveraging activities which included the repurchase and retirement of senior unsecured notes. Hudbay expects that the current liquidity, together with cash flows from operations, will be sufficient to meet the Company's liquidity needs for the year.

*Copper equivalent production is calculated using the quarter average LME prices for each metal.

1 Adjusted net earnings - attributable to owners and adjusted net earnings per share - attributable to owners, adjusted EBITDA, cash cost, sustaining cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, cash cost, sustaining cash cost per ounce of gold produced, net of by-product credits, combined unit cost, net debt, net debt to adjusted EBITDA ratio and free cash flow are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

2 Liquidity includes $611.1 million in cash and cash equivalents as well as undrawn total availability of $425.2 million under Hudbay's revolving credit facilities.

3 Average analyst consensus net asset value estimate for 100% of Copper World is approximately $1.16 billion as of August 12, 2025.

4 Based on the initial capital investment and the $3.75 per pound copper price used in the PFS published on September 8, 2023 with assumptions of approximately $145 million for pre-sanctioning costs, $230 million from the precious metals stream, $350 million from project-level financing and approximately $700 million from the joint venture partner earn-in, matching contribution and capital contribution.

KEY FINANCIAL RESULTS

Financial Condition
(in $ millions, except net debt to adjusted EBITDA ratio)	Sep. 30, 2025	Dec. 31, 2024
Cash and cash equivalents and short-term investments	$611.1	$581.8
Total long-term debt	1,047.0	1,107.5
Net debt[1]	435.9	525.7
Working capital[2]	(34.7)	511.3
Total assets	5,916.8	5,487.6
Equity attributable to owners of the Company	3,080.5	2,553.2
Net debt to adjusted EBITDA [1]	0.5	0.6
[1] Net debt and net debt to adjusted EBITDA are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.
[2] Working capital is determined as total current assets less total current liabilities as defined under IFRS and disclosed on the consolidated interim financial statements. Working capital as of September 30, 2025 was impacted by an increase in the current portion of long-term debt of $511.0 million as the 2026 Notes are now maturing within one year.

Financial Performance	Three months ended			Nine months ended
(in $ millions, except per share amounts or as noted below)	Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024
Revenue	$346.8	$536.4	$485.8	$1,478.1	$1,436.3
Cost of sales	281.5	359.9	346.0	1,005.0	1,066.9
Earnings before tax	330.5	153.1	79.7	654.9	147.9
Net earnings	222.4	114.7	50.3	436.3	48.5
Net earnings attributable to owners	222.4	117.7	49.7	440.5	55.5
Basic and diluted earnings per share - attributable	0.56	0.30	0.13	1.11	0.15
Adjusted earnings per share - attributable[1]	0.03	0.19	0.13	0.45	0.30
Operating cash flow before change in non-cash working capital	70.3	193.9	188.3	427.4	459.5
Adjusted EBITDA[1]	142.6	245.2	206.0	675.0	566.0
Free cash flow[1]	(15.2)	87.8	88.4	159.7	208.0
[1] Adjusted earnings per share - attributable to owners, adjusted EBITDA and free cash flow are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

KEY PRODUCTION RESULTS

		Three months ended			Nine months ended		Guidance
		Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024	Annual 2025
Contained metal in concentrate and doré produced[1]
Copper	tonnes	24,205	29,956	31,354	85,119	94,681	117,000 - 149,000
Gold	oz	53,581	56,271	89,073	183,636	238,079	247,500 - 308,000
Silver	oz	730,394	814,989	985,569	2,465,158	2,672,193	3,520,000 - 4,390,000
Zinc	tonnes	548	5,130	8,069	11,943	24,954	21,000 - 27,000
Molybdenum	tonnes	185	375	362	957	1,128	1,300 - 1,500
Payable metal sold
Copper	tonnes	18,280	30,354	27,760	80,402	87,167
Gold[2]	oz	38,279	62,466	73,232	175,837	242,608
Silver[2]	oz	418,418	894,160	663,413	2,319,546	2,399,297
Zinc	tonnes	3,452	2,871	8,607	11,180	19,859
Molybdenum	tonnes	269	427	343	1,144	1,105
[1] Metal reported in concentrate is prior to deductions associated with smelter contract terms and includes other secondary products.
[2] Includes total payable gold and silver in concentrate and in doré sold.

KEY COST RESULTS

		Three months ended			Nine months ended		Guidance
		Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024	Annual 2025[2]
Peru cash cost per pound of copper produced
Cash cost[1]	$/lb	1.30	1.45	1.80	1.29	1.28	1.35 - 1.65
Sustaining cash cost[1]	$/lb	2.11	2.63	2.78	2.23	2.07
Manitoba cash cost per ounce of gold produced
Cash cost[1]	$/oz	379	710	372	491	606	650 - 850
Sustaining cash cost[1]	$/oz	762	1,025	553	787	855
British Columbia cash cost per pound of copper produced
Cash cost[1]	$/lb	3.21	2.39	1.81	2.63	2.67	2.45 - 3.45
Sustaining cash cost[1]	$/lb	7.43	5.18	5.06	5.44	5.15
Consolidated cash cost per pound of copper produced
Cash cost[1]	$/lb	0.42	(0.02)	0.18	(0.06)	0.46	0.15 - 0.35
Sustaining cash cost[1]	$/lb	2.09	1.65	1.71	1.44	1.73	1.85 - 2.25
All-in sustaining cash cost[1]	$/lb	2.78	2.03	1.95	1.86	2.04
[1] Cash cost, sustaining cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, gold cash cost, sustaining cash cost per ounce of gold produced, and net of by-product credits are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.
[2] Further improved full year 2025 consolidated copper cash cost guidance range to $0.15 to $0.35 per pound from prior guidance of $0.65 to $0.85 per pound and the original guidance range of $0.80 to $1.00 per pound. Improved full year 2025 consolidated sustaining copper cash cost guidance range to $1.85 to $2.25 per pound from the original guidance range of $2.25 to $2.65 per pound.

RECENT DEVELOPMENTS

2025 Consolidated Production and Cost Guidance

Hudbay reaffirms its full year 2025 consolidated production guidance for copper and gold as the Company demonstrates resilience after overcoming recent temporary operational interruptions. While the Company expects the fourth quarter to be a strong copper and gold production quarter, full year consolidated copper and gold production is expected to be near the low end of the guidance ranges.

In Peru, the fourth quarter is expected to be the strongest copper and gold production quarter this year with steady operations achieved since early October after the resolution of social protests. Peru production in the month of October totaled approximately 9,200 tonnes of copper and 16,600 ounces of gold, reflecting optimal mill ore feed with strong ore contribution from Pampacancha and lower stockpiled ore being processed. Peru full year copper production is expected to be within the guidance ranges while gold production is expected to be above the top end of the guidance range in 2025.

In Manitoba, subsequent to the quarter, Hudbay experienced power outages in October due to severe winter storms and operations were shut down for approximately one week. While the Company was previously tracking within the 2025 guidance ranges despite the significant impacts from the wildfire evacuations, it now expects to be slightly below the low end of gold production guidance range as a result of the further deferral of gold production due to these power outages and the associated ramp-up after power was restored. Given the strong cash cost performance to-date in Manitoba, Hudbay will prioritize primary gold production over by-product zinc production in 2025 and full year zinc production is now expected to be below the low end of the guidance range.

In British Columbia, fourth quarter production is expected to be impacted by lower mill throughput due to reduced throughput at SAG1, which together with a higher portion of ore milled from low-grade stockpiles year-to-date, has resulted in full year copper production expectations to be below the low end of the guidance range.

Hudbay is again improving its full-year 2025 consolidated cash cost guidance range to $0.15 to $0.35 per pound copper from the previously announced range of $0.65 to $0.85 per pound and the original guidance range of $0.80 to $1.00 per pound. The Company is also improving its 2025 annual consolidated sustaining cash cost guidance range to $1.85 to $2.25 per pound copper from the original guidance range of $2.25 to $2.65 per pound. This is a result of increased exposure to gold by-product credits and continued strong cost control at all operations, despite the temporary production interruptions in Manitoba and Peru.

Hudbay expects total capital expenditures to be $35 million lower than 2025 guidance levels, primarily due to the deferral of certain expenditures to 2026. This includes $15 million lower sustaining capital expenditures primarily due to temporary operational interruptions in Manitoba and Peru. Growth capital expenditures are expected to be $20 million lower primarily due to spending deferrals into 2026.

Resilient Operating Base Enables Continued Debt Reduction and Balance Sheet Strength

Hudbay continued its prudent balance sheet management and reduced overall debt levels even with the temporary interruptions to its operations during the third quarter of 2025. During the third quarter of 2025, the Company was able to repurchase and retire an additional $13.2 million of senior unsecured notes at a discount to par, and an additional $20.0 million was repurchased subsequent to the quarter. This has contributed to approximately $328.1 million in total debt repayments and gold prepayment liability reductions since the beginning of 2024:

• Repurchased and retired a total of $165.8 million of senior unsecured notes in 2024 and year-to-date as of November 11, 2025.

• Repaid $100 million of prior drawdowns under the revolving credit facilities in 2024.

• Fully repaid the gold prepay facility with $62.3 million in gold deliveries in 2024 and the final payment completed in August 2024.

These deleveraging achievements have reduced total principal debt to $1.05 billion as of September 30, 2025, which together with Hudbay's strengthened cash balance, has substantially reduced net debti to $435.9 million, compared to $625.6 million as of September 30, 2024. Hudbay's net debt to adjusted EBITDA ratioi is 0.5x as of September 30, 2025.

Prudently Advancing Copper World Towards a Sanction Decision in 2026

During the third quarter, significant strides were made to advance the Copper World project. On August 13, 2025, Hudbay announced the JV Transaction with Mitsubishi, securing a premier, long-term strategic partner for the development of Copper World, and agreed on terms with Wheaton to amend the precious metals streaming agreement at Copper World. The Company continues to de-risk Copper World with detailed engineering underway.

• Accretive JV Transaction and Secured the Premier Joint Venture Partner - Highly accretive $600 million transaction with Mitsubishi for a 30% minority joint venture interest, creating a long-term partnership with a premier strategic partner that has a global mining presence and an established U.S. based metals trading business. The $600 million proceeds from Mitsubishi will consist of $420 million at closing and $180 million within 18 months of closing and will be used to fund the remaining definitive feasibility study ("DFS") costs and pre-sanction costs in addition to project development costs for Copper World. Mitsubishi will also fund its pro-rata 30% share of future equity capital contributions. The JV Transaction is expected to close in late 2025 or early 2026 and is conditional upon receipt of certain regulatory approvals and the satisfaction of other customary closing conditions.

• Enhanced Wheaton Precious Metals Stream - Agreed on terms with Wheaton in August 2025 to amend the existing precious metals streaming agreement that aligns with the current development plan for Copper World. In addition to the initial $230 million stream deposit, Wheaton will provide an additional contingent payment of up to $70 million on a future mill expansion recognizing the long-term potential at Copper World. Ongoing payments for gold and silver were amended from fixed pricing to 15% of spot prices to provide Hudbay with upside exposure to higher precious metals prices.

• Achieved Key Elements of Hudbay's Three Prerequisites (3-P) Plan - Hudbay has achieved the final key elements of its prudent 3-P financial strategy with the announcements of the JV Transaction and the enhanced Wheaton stream, together with the achievement of stated balance sheet targets. Before accounting for proceeds from the JV Transaction, Hudbay has already achieved more than $600 million of cash and cash equivalents and a 0.5x net debt to adjusted EBITDA ratio1 as of September 30, 2025, far exceeding the stated balance sheet targets. Hudbay's estimated share of the remaining capital contributions has been reduced to approximately $200 million2 based on PFS estimates and Hudbay's first capital contribution has been deferred to 2028 at the earliest.

• Feasibility Study and Detailed Engineering Underway - Feasibility activities for Copper World are underway with expected completion of a DFS in mid-2026. Hudbay is accelerating detailed engineering, certain long lead items and other de-risking activities in 2025 and, as announced in August 2025, has advanced $20 million in growth capital expenditures to 2025 from future years. The Company expects to make a Copper World sanction decision in 2026.

Exploration Update

Large Snow Lake Exploration Program Continues to Execute Threefold Strategy

Hudbay continues to execute the largest exploration program in Snow Lake in the Company's history through extensive geophysical surveying and multi-phased drilling campaigns as part of Hudbay's threefold exploration strategy:

• Near-mine Exploration at Lalor and 1901 to Further Increase Near-term Production and Extend Mine Life - Hudbay completed the development of the initial exploration drift at the 1901 deposit earlier this year and the development of the haulage drift is underway. Positive initial step-out drilling from the exploration drift was achieved earlier this year, and during the third quarter, some additional zinc development ore was delivered for processing at Stall. Activities at 1901 over the next two years will focus on exploration, definition drilling, orebody access, and establishing critical infrastructure for full production in late 2027. Exploration activities at 1901 will target additional step-out drilling to potentially extend the orebody and infill drilling to convert inferred mineral resources in the gold lenses to mineral reserves. Following the improved wildfire situation, underground exploration drilling at Lalor has resumed.

• Testing Regional Satellite Deposits to Utilize Available Processing Capacity and Increase Production - Hudbay increased its regional land package by more than 250% in 2023 through the acquisition of Rockcliff Metals Corp. ("Rockcliff"), which included the addition of several known deposits located within trucking distance of the Snow Lake processing infrastructure. The deposits acquired as part of the Rockcliff acquisition, together with several deposits already owned by Hudbay in Snow Lake, have created an attractive portfolio of regional deposits in Snow Lake, including the Talbot, Rail, Pen II, Watts, 3 Zone and WIM deposits. The continued strong performance from the New Britannia mill has freed up processing capacity at the Stall mill, where there is approximately 1,500 tonnes per day of available capacity which could be utilized by the regional satellite deposits to increase production and extend the life of the Snow Lake operations beyond 2037. Hudbay commenced an extensive summer drill program at the Talbot copper-zinc-gold deposit in July focused on expanding the known mineralization and testing geophysical targets. Core logging from the first three holes confirm the continuity of the Talbot copper-gold mineralization at depth, with full assay results expected later in the year.

• Exploring Large Land Package for New Anchor Deposit to Significantly Extend Mine Life - A majority of the land claims acquired as part of the Rockcliff acquisition have been untested by modern deep geophysics, which was the discovery method for the Lalor deposit. A large geophysics program is currently underway consisting of surface electromagnetic surveys using cutting edge techniques that enable the team to detect targets at depths of almost 1,000 metres below surface. The planned geophysics program in 2025 is the largest geophysics program in Hudbay's history and includes 800 kilometres of ground electromagnetic surveys and an extensive airborne geophysics survey. The Company resumed the Snow Lake regional geophysics program following the improved wildfire situation.

Maria Reyna and Caballito Drill Permits Update

Hudbay controls a large, contiguous block of mineral rights with the potential to host satellite mineral deposits in close proximity to the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna property. The Company commenced the drill permitting process at Maria Reyna and Caballito after completing a surface rights exploration agreement with the community of Uchucarcco in August 2022. As part of the drill permitting process, environmental impact assessment (EIA) applications were approved by the government in June 2024 for Maria Reyna and September 2024 for Caballito. The remaining steps in the drill permitting process include the completion by the government of the Consulta Previa consultation process with the local community.

Board & Executive Management Appointments

In September 2025, Hudbay appointed Laura Tyler to its Board of Directors (the "Board"). Ms. Tyler has over 30 years of extensive experience with world-class global mining companies, including a 20-year career at BHP in progressively more senior leadership roles and ultimately serving as Chief Technical Officer where she oversaw the integration of the technology function with exploration, innovation, value engineering and BHP's Centres of Excellence. Ms. Tyler's extensive experience in the mining industry, deep technical knowledge and operational leadership experience make her an excellent addition to the Board.

In addition, the Company has promoted Candace Brûlé to Senior Vice President, Capital Markets and Corporate Affairs, and Mark Gupta to Senior Vice President, Corporate Development and Strategy.

In this broader role, Ms. Brûlé will retain responsibility for Investor Relations, Financial Planning & Analysis (FP&A), External Communications and Sustainability Reporting, while leading Hudbay's Canadian government engagement efforts. Ms. Brûlé has over 18 years of experience in investor relations, corporate development and financial communications in the mining sector.

Mr. Gupta will continue to be responsible for optimizing Hudbay's portfolio of assets through acquisitions, divestitures, investments and partnerships, as well as leading the Company's corporate strategy function. Mr. Gupta has over 15 years of experience in the mining industry across investment banking, corporate development, capital planning and operations strategy.

1 Adjusted EBITDA, net debt, net debt to adjusted EBITDA ratio and free cash flow are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

2 Based on the initial capital investment and the $3.75 per pound copper price used in the PFS published on September 8, 2023 with assumptions of approximately $145 million for pre-sanctioning costs, $230 million from the precious metals stream, $350 million from project-level financing and approximately $700 million from the joint venture partner earn-in, matching contribution and capital contribution.

PERU OPERATIONS REVIEW

		Three months ended			Nine months ended
		Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024
Constancia ore mined[1]	tonnes	564,579	6,735,316	3,022,931	15,928,174	10,860,132
Copper	%	0.25	0.34	0.36	0.31	0.31
Gold	g/tonne	0.02	0.03	0.04	0.03	0.03
Silver	g/tonne	1.92	3.26	3.20	3.15	2.76
Molybdenum	%	0.01	0.02	0.02	0.02	0.01
Pampacancha ore mined[1]	tonnes	4,260,081	762,172	1,777,092	5,411,442	5,280,235
Copper	%	0.38	0.26	0.48	0.37	0.50
Gold	g/tonne	0.31	0.24	0.27	0.30	0.28
Silver	g/tonne	4.87	4.59	6.23	4.74	4.98
Molybdenum	%	0.01	0.01	0.01	0.01	0.01
Total ore mined	tonnes	4,824,660	7,497,488	4,800,023	21,339,616	16,140,367
Strip ratio[2]		1.38	1.47	2.62	1.26	2.07
Ore milled	tonnes	6,991,744	7,559,047	8,137,248	22,664,815	23,934,171
Copper	%	0.31	0.34	0.32	0.32	0.32
Gold	g/tonne	0.16	0.05	0.11	0.09	0.11
Silver	g/tonne	3.94	3.58	3.70	3.56	3.35
Molybdenum	%	0.01	0.01	0.01	0.01	0.01
Copper concentrate	tonnes	82,796	94,813	100,462	269,780	304,190
Concentrate grade	% Cu	21.88	22.90	21.12	22.28	21.37
Copper recovery	%	83.2	84.5	82.6	84.2	83.6
Gold recovery	%	72.1	56.0	68.1	65.4	69.2
Silver recovery	%	65.2	63.5	67.0	64.9	67.4
Molybdenum recovery	%	33.9	38.7	39.0	36.2	42.7
Combined unit operating costs[3,4,5]	$/tonne	13.03	13.59	12.78	12.52	12.12
[1] Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.
[2] Strip ratio is calculated as waste mined divided by ore mined.
[3] Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.
[4] Combined unit costs is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.
[5] Excludes approximately $7.3 million or $1.04 per tonne of overhead costs incurred during temporary suspension during the three months ended September 30, 2025 and $7.3 million or $0.32 per tonne during the nine months ended September 30, 2025.

		Three months ended			Nine months ended
		Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024
Contained metal in concentrate produced
Copper	tonnes	18,114	21,710	21,220	60,117	65,013
Gold	oz	26,380	7,366	20,331	41,615	60,147
Silver	oz	577,446	551,979	648,209	1,684,117	1,738,760
Molybdenum	tonnes	185	375	362	957	1,128
Payable metal sold
Copper	tonnes	11,769	21,418	18,803	56,077	59,363
Gold	oz	9,798	9,721	9,795	33,881	65,905
Silver	oz	258,215	616,578	365,198	1,589,448	1,519,207
Molybdenum	tonnes	269	427	343	1,144	1,105
Cost per pound of copper produced
Cash cost[1,2]	$/lb	1.30	1.45	1.80	1.29	1.28
Sustaining cash cost[1]	$/lb	2.11	2.63	2.78	2.23	2.07
[1] Cash cost and sustaining cash costs per pound of copper produced, net of by-product credits, are not recognized under IFRS. For more detail on these non-GAAP financial performance measures, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.
[2] Excludes $7.3 million or $0.19 per pound of overhead costs incurred during temporary suspension during the three months ended September 30, 2025 and $7.3 million or $0.06 per pound during the nine months ended September 30, 2025.

Overview

The Peru operations continued to demonstrate steady operating performance despite facing temporary interruptions as a result of social unrest in the third quarter.

Country wide protests that began early in the third quarter temporarily impacted the transportation routes leading to limitations of supplies and concentrate transportation. To manage through these limitations, Hudbay adjusted mine sequencing to prioritize Pampacancha mining activities and blend low-grade stockpile ore in the mill feed. The road blockades along the transportation route reopened midway through the third quarter, allowing Hudbay to reduce site concentrate inventory levels and replenish supplies.

In late September, the social unrest escalated across Peru. Along with other mines in the southern mining corridor, Hudbay's Constancia mine was impacted by local protests and illegal blockades. The safety of all personnel is the Company's top priority, and Hudbay suspended Constancia operations on September 22nd as a precaution to ensure the safety of personnel and allow time for Hudbay and the authorities to address the illegal protests. During the temporary downtime, Hudbay's team at Constancia performed preventative maintenance at the mill and on certain mining equipment. Since the restart of mining activities on October 3rd and milling activities on October 5th, the Constancia operations have normalized. Post-quarter end, production in the month of October totaled approximately 9,200 tonnes of copper and 16,600 ounces of gold, reflecting optimal mill ore feed with strong ore contribution from Pampacancha and lower stockpiled ore being processed. Despite short-term interruptions, the Company remains on track to achieve its 2025 production guidance for all metals in Peru and expects to exceed the top end of the gold production guidance range in 2025.

With the regional social unrest impacting transportation routes during the quarter and ocean swells impacting port shipments in late September, a 20,000 dry metric tonne copper concentrate shipment, valued at approximately $60 million as a result of the high gold content, was deferred from late September to early October, thereby reducing sales volumes in the third quarter of 2025. This shipment was subsequently sold in October and total concentrate inventory levels have since normalized.

Social protests and unplanned changes in government happen from time to time in Peru, and since the start of operations at Constancia in 2014, Hudbay has been focused on working with local stakeholders and governmental authorities to ensure successful and sustainable long-term operations. Hudbay actively maintains strong relationships with the communities near Constancia and ensures continuous constructive dialogue. The Company is committed to being a safe and responsible operator and a significant long-term contributor to the prosperity of the local and regional communities.

Mining Activities

Total ore mined in Peru in the third quarter of 2025 was relatively unchanged from the same period in 2024, despite the impacts from social unrest in the third quarter of 2025 because ore mined in the same period in 2024 was lower than typical levels due to a stripping campaign. Total ore mined was lower than the second quarter of 2025 as a result of the temporary operational shutdown described above. However, Pampacancha ore mined significantly increased in the third quarter compared to the second quarter, reflecting the completion of a major stripping program in the second quarter.

Year-to-date ore mined in Peru was 32% higher than the same period in 2024 primarily due to the waste stripping campaign in 2024, partially offset by the impacts of the temporary interruption of certain mining activities in the current quarter.

Milling Activities

Mill throughput levels averaged approximately 76,000 tonnes per day in the third quarter of 2025, lower than the second quarter of 2025 due to the lower amount of ore mined and the temporary operational shutdown. Milled copper grades decreased by 9% compared to the second quarter 2025, primarily due to lower grades from ore feed from stockpiles, partially offset by higher grades from Pampacancha. Milled gold grades significantly increased in the third quarter of 2025 compared to the comparative periods due to a higher portion of ore feed from Pampacancha where the gold grades are meaningfully higher than in the other ore sources. The mill achieved higher copper recoveries of 83% in the third quarter of 2025 compared to the same period in 2024, but lower copper recoveries compared to the second quarter of 2025 due to the nature of the feed from the stockpile. Recoveries of gold and silver during the third quarter of 2025 were in line with Hudbay's metallurgical models for the ore that was being processed.

Year-to-date ore milled was 5% lower compared to the same period in 2024 mainly due to social issues in the third quarter of 2025. Year-to-date milled copper grades were consistent with the same period in 2024, while milled gold grades decreased by 18% due to lower grade of ore mined and lower grade from ore feed from stockpiles. Recoveries of copper during the nine months ended September 30, 2025 were 84%, representing an increase of 1%, compared with the 2024 period, despite being impacted by ore feed from stockpiles. Gold and silver recoveries during the nine months ended September 30, 2025 were 65% and 65%, respectively, representing a decrease of 5% and 4%, respectively, due to ore feed from stockpiles.

Production and Sales Performance

The Peru operations produced 18,114 tonnes of copper, 26,380 ounces of gold, 577,446 ounces of silver and 185 tonnes of molybdenum during the third quarter of 2025. Production of copper was lower than the comparative periods primarily due to lower ore milled as a result of the temporary operational shutdown. Production of gold was higher than the second quarter of 2025 and the same period in 2024 due to higher head grades from a larger portion of the Pampacancha ore feed. Production of silver was lower than the same period in 2024 but higher than the second quarter of 2025 as a result of commensurate movements in the respective periods' silver grades and throughput levels. Production of molybdenum was lower than the second quarter of 2025 and the same period in 2024 due to lower ore milled and lower recoveries.

Year-to-date production of copper, gold, silver and molybdenum in 2025 was 60,117 tonnes, 41,615 ounces, 1,684,117 ounces, and 957 tonnes, respectively, representing a decrease of 8%, 31%, 3% and 15%, respectively, from the comparative 2024 period primarily due to lower ore milled in the current period due to the temporary operational shutdown and a lower gold grade in the current year-to-date period as a result of comparably less Pampacancha ore being mined.

Quantities of gold sold during the nine months ended 2025 were lower than the same period in 2024 as a result of the regional social unrest impacting transportation routes during the quarter and ocean swells negatively affecting port shipments in late September which specifically impacted a higher gold content shipment, as mentioned above.

*Copper equivalent production is calculated using the quarter average LME prices for each metal excluding molybdenum.

Cost Performance

Combined mine, mill and G&A unit operating cost in the third quarter of 2025 was $13.03 per tonne, 2% higher than the same period in 2024 primarily from lower deferred stripping due to mining restrictions and lower mill throughput, which was partially offset by lower labour costs due to the payment of the union agreement in July 2024 and certain fixed costs being excluded from this metric during the temporary operational shutdown. Combined mine, mill and G&A unit operating cost was 4% lower than the second quarter of 2025 as lower milling and G&A costs more than offset the impacts of higher mining costs and lower mill throughput associated with the temporary shutdown.

Combined mine, mill and G&A unit operating costs for the nine months ended September 30, 2025 was $12.52 per tonne, a 3% increase compared to the same period in 2024 for the same reasons as the quarter.

Cash cost per pound of copper produced, net of by-product credits, in the third quarter of 2025 was $1.30, a 28% decrease compared to the same period in 2024 as a result of higher gold by-product credits and lower treatment and refining costs. These favourable impacts were partially offset by lower copper produced. Cash cost per pound of copper produced, net of by-product credits, decreased by 10% compared to the second quarter of 2025 due to higher gold by-product credits and lower plant maintenance cost as planned maintenance was completed in the second quarter of 2025.

Year-to-date 2025 cash cost per pound of copper produced, net of by-product credits2 was $1.29, an increase from $1.28 in the same period of 2024 due to lower gold by-product credits partially offset by lower treatment and refining charges.

Sustaining cash cost per pound of copper produced, net of by-product credits2, was $2.11 in the third quarter of 2025, a decrease of 24% compared to the same period in 2024 due to the same impacts as cash cost above. Sustaining cash cost per pound of copper produced, net of by-product credits, decreased by 20% compared to the second quarter of 2025 for the same reasons that impacted cash costs as well as from lower tailings management facility capital expenditures, timing on plant projects, and lower cash payments pertaining to community agreements.

On a year-to-date basis, sustaining cash cost per pound of copper produced, net of by-products credits2, was $2.23, higher than the $2.07 for the comparable period in 2024 due to the cash cost factors mentioned above along with higher lease payments and higher plant projects.

Peru Guidance Outlook

		Three months ended		Nine months ended		Guidance
		Sep. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024	Annual 2025
Contained metal in concentrate produced
Copper	tonnes	18,114	21,220	60,117	65,013	80,000 - 97,000
Gold	oz	26,380	20,331	41,615	60,147	49,000 - 60,000
Silver	oz	577,446	648,209	1,684,117	1,738,760	2,475,000 - 3,025,000
Molybdenum	tonnes	185	362	957	1,128	1,300 - 1,500
Cost per pound of copper produced
Cash cost[1]	$/lb	1.30	1.80	1.29	1.28	1.35 - 1.65
[1] Cash cost per pound of copper produced, net of by-product credits, are not recognized under IFRS. For more detail on these non-GAAP financial performance measures, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

Despite the impact from the temporary operational shutdown due to social unrest, Hudbay is on track to achieve its 2025 production guidance for all metals in Peru with gold production expected to exceed the top end of the 2025 guidance range. On a related note, with cash costs continuing to outperform the low end of the cash cost guidance range, Hudbay is reaffirming its full year 2025 cash cost guidance range in Peru.

MANITOBA OPERATIONS REVIEW

		Three months ended			Nine months ended
		Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024
Lalor ore mined	tonnes	139,006	303,062	411,295	826,302	1,204,481
Gold	g/tonne	5.42	4.97	5.45	5.28	4.70
Copper	%	0.67	0.61	0.91	0.78	0.82
Zinc	%	1.93	2.46	2.73	2.35	2.80
Silver	g/tonne	31.57	29.94	30.45	30.82	25.46
New Britannia ore milled	tonnes	92,765	162,934	191,298	444,823	529,606
Gold	g/tonne	6.88	6.48	6.77	6.94	6.39
Copper	%	0.76	0.65	0.93	0.90	1.00
Zinc	%	1.00	1.01	1.12	1.00	0.96
Silver	g/tonne	32.18	30.29	30.24	31.99	25.62
Copper concentrate	tonnes	4,410	6,278	10,856	25,084	31,853
Concentrate grade	% Cu	14.46	14.73	15.18	14.28	15.70
Gold recovery[1]	%	91.8	89.4	90.0	90.3	89.5
Copper recovery	%	90.0	87.4	92.8	89.5	94.5
Silver recovery[1]	%	78.5	78.0	79.9	79.7	81.4
Contained metal in concentrate produced
Gold	oz	12,330	17,801	24,355	56,617	68,000
Copper	tonnes	637	926	1,648	3,582	5,001
Silver	oz	55,012	80,516	114,157	255,765	277,132
Metal in doré produced[2]
Gold	oz	6,933	15,379	16,768	37,423	44,106
Silver	oz	25,058	46,311	42,244	116,681	118,977
Stall ore milled	tonnes	43,940	144,204	222,621	403,430	671,506
Gold	g/tonne	3.10	3.19	4.23	3.54	3.44
Copper	%	0.56	0.56	0.89	0.67	0.71
Zinc	%	3.61	4.20	4.12	3.73	4.23
Silver	g/tonne	31.04	29.55	30.20	29.71	25.43
Copper concentrate	tonnes	1,293	3,854	8,438	11,855	21,807
Concentrate grade	% Cu	15.80	17.79	20.74	19.74	19.20
Zinc concentrate	tonnes	1,053	9,739	15,338	23,376	48,456
Concentrate grade	% Zn	52.06	52.68	52.61	51.09	51.50
Gold recovery	%	72.6	67.9	70.5	69.7	68.3
Copper recovery	%	83.4	84.7	88.3	86.7	88.5
Zinc recovery	%	34.6	84.8	88.1	79.4	87.9
Silver recovery	%	50.3	51.9	57.8	55.4	57.4
Contained metal in concentrate produced
Gold	oz	3,178	10,055	21,345	31,990	50,681
Copper	tonnes	205	686	1,750	2,341	4,188
Zinc	tonnes	548	5,130	8,069	11,943	24,954
Silver	oz	22,062	71,143	124,996	213,259	315,758
[1] Gold and silver recovery includes total recovery from concentrate and doré.
[2] Doré includes sludge, slag and carbon fines.

		Three months ended			Nine months ended
		Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024
Total contained metal in concentrate and doré produced[1]
Gold	oz	22,441	43,235	62,468	126,030	162,787
Copper	tonnes	842	1,612	3,398	5,923	9,189
Zinc	tonnes	548	5,130	8,069	11,943	24,954
Silver	oz	102,132	197,970	281,397	585,705	711,867
Payable metal sold in concentrate and doré
Gold	oz	23,118	46,932	57,238	125,815	162,004
Copper	tonnes	769	2,133	2,931	5,627	8,281
Zinc	tonnes	3,452	2,871	8,607	11,180	19,859
Silver	oz	112,142	209,594	244,974	553,990	674,301
Unit Operating Costs[2]
Lalor	C$/tonne	157.38	153.08	132.97	149.20	143.10
New Britannia	C$/tonne	61.54	67.98	66.14	66.70	71.66
Stall	C$/tonne	57.90	51.53	46.72	43.92	41.92
Combined unit operating costs[3,4,5]	C$/tonne	258	241	211	231	224
Cost per ounce of gold produced
Cash cost[5,6]	$/oz	379	710	372	491	606
Sustaining cash cost[5]	$/oz	762	1,025	553	787	855

1 Metal reported in concentrate is prior to deductions associated with smelter terms and includes other secondary products.

2 Reflects costs per tonne of ore mined/milled.

3 Reflects combined mine, mill and G&A costs per tonne of milled ore.

4 Excludes overhead costs of $16.0 million or C$163 per tonne of ore milled incurred during temporary suspension during the three months ended September 30, 2025, $3.2 million or C$14 per tonne of ore milled during the three months ended June 30, 2025 and $19.2 million or C$32 per tonne of ore milled during the nine months ended September 30, 2025.

5 Combined unit costs, cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

6 Excludes overhead costs of $16.0 million or $713 per ounce of gold produced incurred during temporary suspension during the three months ended September 30, 2025, $3.2 million or $74 per ounce of gold produced during the three months ended June 30, 2025 and $19.2 million or $152 per ounce of gold produced during the nine months ended September 30, 2025.

Overview

Wildfire disruptions persisted in northern Manitoba for the majority of the third quarter, leading to evacuations in the Snow Lake region throughout July and August, with a full seven-week operational shutdown and several weeks of subsequent ramp-up significantly impacting Hudbay's operations. Despite these challenges, Hudbay's Manitoba business unit demonstrated continued resilience with a comprehensive restart plan that was implemented to focus on the safety of the Company's employees and the integrity of Hudbay's assets. There was no structural damage to Hudbay's onsite surface infrastructure and facilities in Snow Lake. Following the lifting of mandatory evacuations, milling activities at the New Britannia mill resumed on August 26, 2025 and milling activities at Stall restarted on September 9, 2025. At Lalor, the full mining workforce returned as of August 27, 2025 and mining operations ramped up to reach normal operating capacity in the second half of September 2025. The Company submitted a business interruption insurance claim relating to the wildfires and expects the claim to be resolved in 2026 and compensate for a portion of the wildfire downtime.

Achievements in the third quarter of 2025 included successful safeguarding of the Company's assets and people, the orderly resumption of operations, including the exploration programs in Flin Flon and Snow Lake and achieving an average throughput of almost 2,300 tonnes per operating day at the New Britannia mill, all of which was a result of the tremendous effort and unwavering commitment demonstrated by the on-site team.

Subsequent to quarter-end, Hudbay experienced power outages due to severe winter storms, and the Snow Lake operations were shut down for approximately one week in October. While the Company was previously tracking within the 2025 guidance ranges despite the significant wildfire impacts, it now expects to be slightly below the low end of the gold production guidance range as a result of the power outage in October and the associated ramp-up after power was restored.

Mining Activities

Total ore mined in Manitoba in the third quarter of 2025 was lower than the comparable periods, reflecting the impacts from the wildfires. In the third quarter of 2025, gold grades decreased by 1% compared to the same period in 2024 but increased by 9% compared to the second quarter of 2025. Copper, zinc and silver grades were in line with mine plan expectations.

Total ore mined at Hudbay's Manitoba operations during the nine months ended September 30, 2025 was 31% lower than the same period in 2024, as a result of the impact of the multiple wildfires in 2025. Year-to-date gold and silver grades mined at Lalor were 12% and 21% higher, respectively, compared with the same period in 2024 due to mining sequence and prioritizing mining gold zones in efforts to keep New Britannia full during the unprecedented wildfire season. Year-to-date copper and zinc grades mined were 5% and 16% lower than the same period in 2024.

There was limited access to the 1901 deposit in the third quarter due to the wildfires, resulting in reduced advance rates at the exploration and haulage drifts, but some additional development zinc ore was extracted during the third quarter of 2025. Notwithstanding the reduced advancement rate in the quarter, the 1901 project is on track for full production by the end of 2027 and activities over the next two years will focus on exploration, definition drilling, orebody access, and establishing critical infrastructure.

Milling Activities

Consistent with Hudbay's strategy of allocating more Lalor ore feed to New Britannia to maximize gold recoveries, adjusting for days interrupted by wildfire evacuations, the New Britannia mill operated for 40.5 days during the quarter at an average throughput of approximately 2,290 tonnes per operating day. Total ore milled at New Britannia was significantly lower in the quarter due to the wildfire evacuation shutdown. Gold recovery in the third quarter of 2025 was a record 92% reflecting an increase compared to the same period in 2024 and the second quarter of 2025 which is mostly the result of the higher gold grades.

The Stall mill experienced a greater throughput impact from the wildfire evacuation shutdown during the current quarter as the Lalor mine prioritized mining from gold zones over base metal zones to ensure a consistent feed to the New Britannia mill. Despite these challenges, the team at Stall focused on process optimization and enhanced gold recovery initiatives. The Stall mill achieved record gold recoveries of 73% in the third quarter of 2025, reflecting benefits from recent recovery improvement programs.

Production and Sales Performance

Production during the third quarter of 2025 included 22,441 ounces of gold, 842 tonnes of copper, 548 tonnes of zinc and 102,132 ounces of silver. Production of gold, copper, silver, and zinc decreased by 64%, 75%, 64% and 93%, respectively, compared to the third quarter of 2024, due to the wildfire evacuation shutdown in July and August. Production of all metals in the third quarter was also lower then the second quarter of 2025, but to a lesser extent as a result of a more prolonged wildfire evacuation impacting the third quarter of 2025 compared to a shorter wildfire evacuation period in the preceding quarter.

Year-to-date production of all metals was lower than the comparative 2024 period as a result of the same factors explained above.

Cost Performance

Combined mine, mill and G&A unit operating costs in the third quarter were C$258 per tonne, higher than the comparative periods primarily due to lower total throughput partially offset by lower variable costs.

Cash cost per ounce of gold produced, net of by-product credits, in the third quarter of 2025 was $379, relatively unchanged compared to the same period in 2024 primarily as a result of lower treatment and refining costs partially offsetting lower gold production in the quarter. Compared to the second quarter of 2025, cash costs decreased primarily due to higher by-product credits and the recovery of secondary gold products as a result of mill tank clean-outs.

Sustaining cash cost per ounce of gold produced, net of by-product credits, in the third quarter of 2025 was $762, a 38% increase compared to the same period in 2024 primarily the result of lower gold production in the quarter and a 26% decrease compared to the second quarter of 2025, primarily due to the same factors affecting cash costs.

Cash cost per ounce of gold produced, net of by-product credits, during the nine months ended September 30, 2025 was $491, a 19% decrease compared to the same period in 2024 primarily due to lower treatment and refining costs, the previously mentioned impact of the mill tank clean-outs, partially offset by lower gold production. Sustaining cash cost per ounce of gold produced, net of by-product credits, for the nine months ended September 30, 2025 was $787 per ounce, a decrease of 8% from the same period in 2024 primarily due to the same factors affecting cash cost noted above.

Manitoba Guidance Outlook

		Three months ended		Nine months ended		Guidance
		Sep. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024	Annual 2025
Total contained metal in concentrate and doré produced[1]
Gold[2]	oz	22,441	62,468	126,030	162,787	180,000 - 220,000
Copper	tonnes	842	3,398	5,923	9,189	9,000 - 11,000
Zinc	tonnes	548	8,069	11,943	24,954	21,000 - 27,000
Silver[3]	oz	102,132	281,397	585,705	711,867	800,000 - 1,000,000
Cost per ounce of gold produced
Cash cost[4,5]	$/oz	379	372	491	606	650 - 850

1 Metal reported in concentrate is prior to deductions associated with smelter terms.

2 Gold production guidance includes gold contained in concentrate produced and gold in doré.

3 Silver production guidance includes silver contained in concentrate produced and silver in doré.

4 Combined unit costs, cash cost per ounce of gold produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

5 Excludes $16 million or $713 per ounce of overhead costs incurred during temporary suspension during the three months ended September 30, 2025 and $19.2 million or $152 per ounce during the nine months ended September 30, 2025.

While Hudbay was previously tracking within the 2025 guidance ranges despite the wildfire impacts, the Company now expects to be slightly below the low end of gold production guidance range as a result of the power outage in October and the associated ramp-up after power was restored. With cash costs during 2025 continuing to outperform the low end of the cash cost guidance range, Hudbay is reaffirming its full year 2025 cash cost guidance range in Manitoba. Given the strong cash cost performance to-date in Manitoba, Hudbay will continue to prioritize primary gold production over by-product zinc production in 2025 and full year zinc production is now expected to be below the low end of the guidance range.

BRITISH COLUMBIA OPERATIONS REVIEW

		Three months ended[5]			Nine months ended[5]
		Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024
Ore mined[1]	tonnes	1,815,689	2,509,969	3,098,863	6,973,752	8,986,081
Strip ratio[2]		8.84	7.50	6.05	7.56	5.62
Ore milled	tonnes	3,087,443	2,900,008	3,363,176	8,748,437	9,775,752
Copper	%	0.22	0.28	0.24	0.28	0.25
Gold	g/tonne	0.08	0.09	0.09	0.09	0.08
Silver	g/tonne	0.78	0.97	0.73	1.00	0.97
Copper concentrate	tonnes	21,560	28,198	28,049	80,992	87,974
Concentrate grade	% Cu	24.4	23.5	24.0	23.6	23.3
Copper recovery	%	76.6	81.0	84.1	78.7	83.2
Gold recovery	%	59.2	68.2	67.3	63.6	62.2
Silver recovery	%	65.5	71.8	71.2	69.3	72.6
Combined unit operating costs[3,4]	C$/tonne	25.02	24.51	15.58	25.09	19.56

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Strip ratio is calculated as waste mined divided by ore mined.

3 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

4 Combined unit costs is a non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

5 Copper Mountain mine results are stated at 100%. On April 30, 2025 Hudbay completed the acquisition of the remaining 25% interest in the Copper Mountain mine and now owns 100%.

		Three months ended[2]			Nine months ended[2]
		Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024
Contained metal in concentrate produced
Copper	tonnes	5,249	6,634	6,736	19,079	20,479
Gold	oz	4,760	5,670	6,274	15,991	15,145
Silver	oz	50,816	65,040	55,963	195,336	221,566
Payable metal sold
Copper	tonnes	5,742	6,803	6,026	18,698	19,523
Gold	oz	5,363	5,813	6,199	16,141	14,699
Silver	oz	48,061	67,988	53,241	176,108	205,789
Cost per pound of copper produced
Cash cost[1]	$/lb	3.21	2.39	1.81	2.63	2.67
Sustaining cash cost[1]	$/lb	7.43	5.18	5.06	5.44	5.15

1 Cash cost and sustaining cash cost, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

2 Copper Mountain mine results are stated at 100%. On April 30, 2025 Hudbay completed the acquisition of the remaining 25% interest in the Copper Mountain mine and now owns 100%.

Overview

Hudbay continues its focus on advancing optimization plans at the Copper Mountain mine, including ramping up mining activities to optimize the ore feed to the plant and implementing site improvement initiatives that mirror Hudbay's best in-class operating practices.

Mining activities are focused on continuing to execute the three-year accelerated stripping program intended to bring higher grade ore into the mine plan by 2027.

Hudbay made significant progress this year on the key mill improvement project to ultimately increase the nominal plant capacity to its permitted level of 50,000 tonnes per day. Completion of the initial phase of the SAG2 mill project in July and the subsequent ramp up demonstrated a positive contribution from SAG2 during the third quarter with several days achieving 50,000 tonnes per day of mill throughput in September. The operations team will continue to optimize the circuit as planned through the remainder of 2025. The final phase of the project involves converting an interim feed arrangement to a permanent configuration and construction remains on target for completion in December 2025.

In late September 2025, the primary SAG mill ("SAG1") required unplanned maintenance due to localized damage to the feed head end shell. After repairs, SAG1 restarted operations in mid-October at a reduced rate. Under enhanced monitoring protocols, SAG1 throughput will continue to ramp up over the course of the fourth quarter. As a precautionary measure, a replacement for the feed head end shell has been ordered with delivery expected in the second quarter of 2026. Together with the completion of the final phase of the SAG2 project, Hudbay expects mill throughput to ramp up towards 50,000 tonnes per day by mid-2026.

Fourth quarter production is expected to be impacted by lower throughput at SAG1 due to unplanned maintenance, and with a higher portion of ore milled from low-grade stockpiles year-to-date, Hudbay now expects full year copper production to be below the low end of the guidance range.

Mining Activities

Total ore mined at Copper Mountain in the third quarter of 2025 was 1.8 million tonnes, a decrease of 41% compared to the third quarter of 2024. Planned ore stockpiles were utilized as ore feed to the mill while the mine operation team continued waste stripping activities to expose additional ore mining fronts. Total ore mined decreased by 28% compared to the second quarter of 2025 due to unplanned production loading fleet issues and vertical interactions with tight mining phases, which restricted efficiencies. Mining activities continue to focus on execution of the accelerated stripping program intended to bring higher grade ore into the mine plan by 2027 and on mining efficiencies, including a significant improvement with blasted muck inventories and operator recruitment to effectively utilize the available haul truck fleet. As a result, total material moved is expected to increase in the coming quarters as per the mine plan.

Total ore mined at Copper Mountain during the nine months ended September 30, 2025 was 22% lower than the same period in 2024, for the same reason mentioned above.

Milling Activities

The mill processed 3.1 million tonnes of ore during the third quarter of 2025, 8% lower than the third quarter of 2024 but 6% higher than the second quarter of 2025, reflecting the completion of the first phase of the SAG2 project. Mill throughput in the third quarter of 2025 was limited by planned and unplanned maintenance, elevated clay content, and the planned lowering of the main crushed live ore pile feeding the mill due to area constraints related to the SAG2 project. Several mill initiatives were implemented in 2025, including recovery improvements, crushing circuit chute modifications, installation of grinding control instrumentation, and a redesigned SAG liner package. Progressive mill improvements and updated operational procedures will continue into 2026.

Milled copper grades during the third quarter of 2025 were 8% lower than the third quarter of 2024 and 21% lower than the second quarter of 2025 due to higher proportions of ore processed from lower grade stockpiles. Copper recoveries were 77% in the third quarter of 2025, a decrease from 81% in the second quarter of 2025 due to processing of lower grade stockpile material. Milled gold grades were lower in the third quarter of 2025 compared to the same period in 2024, resulting in lower gold recoveries of 59% in the third quarter of 2025.

Milled copper grades during the nine months ended September 30, 2025 were higher than the same period in 2024 as accelerated stripping efforts unlocked a high-grade mining sequence in the first half of 2025. Year-to-date 2025 copper recoveries of 79% were lower than 2024 as a result of the composition of ore feed to the mill. Operational strategy improvements, including reagent selection and dose modifications are in progress. Milled gold grades during the nine months ended September 30, 2025 were higher than the same period in 2024, resulting in higher year-to-date gold recoveries of 64%.

Production and Sales Performance

The British Columbia operations produced 5,249 tonnes of copper, 4,760 ounces of gold and 50,816 ounces of silver during the third quarter of 2025. Production of copper, gold and silver decreased, compared to prior periods primarily as a result of lower head grades from processing stockpiled ore.

During the nine months ended September 30, 2025, production of copper, gold and silver was 19,079 tonnes, 15,991 ounces and 195,336 ounces, respectively. Year-to-date gold production was higher by 6% than the same period in 2024 and production of copper and silver was lower as a result of the same quarterly variances mentioned above.

Quantities of copper, gold and silver sold during the third quarter of 2025 were lower than the elevated levels seen in the second quarter of 2025 and third quarter of 2024 as a result of the changes in production during the periods.

*Copper equivalent production is calculated using the quarter average LME prices for each metal. Copper Mountain mine production are stated at 100%. On April 30, 2025 Hudbay completed the acquisition of the remaining 25% interest in the Copper Mountain mine and now owns 100%.

Cost Performance

Combined mine, mill and G&A unit operating costs in the third quarter of 2025 were C$25.02 per tonne milled, higher than the third quarter of 2024 and second quarter of 2025. The increase compared to the third quarter of 2024 was primarily due to higher mining, milling and administrative costs along with lower ore milled. The increase compared to the second quarter of 2025 was due to higher milling and G&A costs, partially offset by higher ore milled and lower mining costs.

Combined mine, mill and G&A unit operating costs during the nine months ended September 30, 2025 were C$25.09 per tonne milled versus C$19.56 per tonne milled in the same period of 2024 primarily due to higher mining, milling and admin costs with lower tonnes milled.

Cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, in the third quarter of 2025 were $3.21 and $7.43, respectively. Cash costs were 77% and 34% higher than in the third quarter of 2024 and second quarter of 2025, respectively, largely due to overall higher costs, lower production and lower by-product credits. Sustaining cash costs were 47% higher than the third quarter of 2024 mainly as a result of the increases in cash costs. Sustaining cash costs were 43% higher than the second quarter of 2025 due to higher cash costs and increased sustaining capital including higher capitalized stripping costs.

Cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, during the nine months ended September 30, 2025 were $2.63 and $5.44, respectively, and were comparable to the cash cost and sustaining cash cost in the same period last year.

British Columbia Guidance Outlook

		Three months ended[2]		Nine months ended[2]		Guidance
		Sep. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024	Annual 2025

Contained metal in concentrate produced
Copper	tonnes	5,249	6,736	19,079	20,479	28,000 - 41,000
Gold	oz	4,760	6,274	15,991	15,145	18,500 - 28,000
Silver	oz	50,816	55,963	195,336	221,566	245,000 - 365,000

Cost per pound of copper produced
Cash cost[1]	$/lb	3.21	1.81	2.63	2.67	2.45 - 3.45

1 Cash cost, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

2 Copper Mountain mine results are stated at 100%. On April 30, 2025 Hudbay completed the acquisition of the remaining 25% interest in the Copper Mountain mine and now owns 100%.

In British Columbia, fourth quarter production is expected to be impacted by lower mill throughput due to reduced throughput at SAG1, which together with a higher portion of ore milled from low-grade stockpiles year-to-date, is expected to result in full year copper production being below the low end of the 2025 guidance range. Despite these impacts, cash costs continue to track well versus the guidance range and Hudbay is reaffirming its full year 2025 cash cost guidance range in British Columbia.

FINANCIAL REVIEW

Financial Results

In the third quarter of 2025, Hudbay recorded net earnings attributable to owners of $222.4 million compared to the net earnings on the same basis of $49.7 million in the third quarter of 2024, representing an increase in net earnings attributable to owners of $172.7 million. Year-to-date in 2025, Hudbay recorded net earnings attributable to owners of $440.5 million compared to net earnings on the same basis of $55.5 million for the same period in 2024, representing an increase in earnings attributable to owners of $385.0 million.

The following table provides further details on the makeup of this variance:

(in $ millions)	Three months ended September 30, 2025	Nine months ended September 30, 2025
Increase (decrease) in components of earnings:
Revenues	(139.0)	41.8
Cost of sales
Mine operating costs	49.7	44.7
Depreciation and amortization	14.8	17.2
Selling and administrative expenses	(19.3)	(18.7)
Exploration expenses	1.7	(3.0)
Other operating expenses	(1.3)	13.9
Re-evaluation adjustment - environmental obligation	0.6	(6.4)
Impairment reversal	322.3	322.3
Consideration received from previous sale of non-core project	14.9	14.9
Net finance expense	6.4	80.3
Tax expense	(78.7)	(119.2)
Increase in net earnings for the period	172.1	387.8
Change in non-controlling interest	0.6	(2.8)
Increase in net earnings attributable to owners for the period	172.7	385.0

Revenue

Revenue for the third quarter of 2025 was $346.8 million, $139.0 million lower than the same period in 2024, primarily due to lower sales volume of metals in the third quarter of 2025 as a result of the temporary interruptions due to the wildfires in Manitoba and social unrest in Peru.

Revenue during the nine months ended September 30, 2025 was $1,478.1 million, $41.8 million higher than in 2024, primarily as a result of higher metal prices, partially offset by the factor indicated earlier impacting third quarter sales volumes.

While a majority of revenues continue to be from copper, gold represented a significant portion of total revenues at 38% for the three months ended September 30, 2025. This is as a result of exposure to higher gold prices.

The following table provides further details on these variances:

(in $ millions)	Three months ended September 30, 2025	Nine months ended September 30, 2025

Metals prices[1]
Higher copper prices	5.2	37.0
Higher gold prices	35.6	167.7
Higher zinc prices	0.2	0.7
Higher silver prices	2.3	5.9
Sales volumes
Lower copper sales volumes	(88.5)	(62.8)
Lower gold sales volumes	(90.6)	(147.5)
Lower zinc sales volumes	(14.5)	(23.5)
Lower silver sales volumes	(6.7)	(1.9)
Other
Molybdenum and other volume and pricing differences	2.1	3.6
Variable consideration adjustments	-	13.7
Effect of lower treatment and refining charges	15.9	48.9
(Decrease) increase in revenue in 2025 compared to 2024	(139.0)	41.8

1 See discussion below for further information regarding metals prices.

2 Copper Mountain mine results are stated at 100%.

Hudbay's revenue by significant product type is summarized below:

	Three months ended			Nine months ended
(in $ millions)	Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024
Copper	178.8	297.1	261.3	778.2	805.8
Gold	125.5	189.2	176.3	508.9	474.0
Zinc	9.6	7.1	24.3	31.0	54.7
Silver	9.1	13.9	12.7	37.3	35.8
Molybdenum	14.0	19.1	16.8	54.0	51.0
Other metals	-	-	-	(0.2)	0.5
Revenue from contracts	337.0	526.4	491.4	1,409.2	1,421.8
Amortization of deferred revenue - gold	2.3	5.9	4.3	16.6	26.2
Amortization of deferred revenue - silver	4.0	9.5	5.3	24.5	22.0
Amortization of deferred revenue - variable consideration adjustments - prior periods	-	-	-	9.9	(3.8)
Pricing and volume adjustments[1]	8.8	(2.1)	6.0	40.5	41.6
Treatment and refining charges	(5.3)	(3.3)	(21.2)	(22.6)	(71.5)
Revenue	346.8	536.4	485.8	1,478.1	1,436.3

1 Pricing and volume adjustments represents mark-to-market adjustments on provisionally prices sales, realized and unrealized changes to fair value for non-hedge derivative contracts (QP hedges) and adjustments to originally invoiced weights and assays.

For further detail on variable consideration adjustments, refer to note 17 of Hudbay's consolidated interim financial statements.

Realized sales prices

This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

For sales of copper, zinc, gold and silver Hudbay may enter into non-hedge derivatives ("QP hedges") which are intended to manage the provisional pricing risk arising from quotational period terms in concentrate sales agreements. The gains and losses on QP hedges are included in the calculation of realized prices. Hudbay expects that gains and losses on QP hedges will offset provisional pricing adjustments on concentrate sales contracts.

Hudbay's realized prices for the three and nine months ended September 30, 2025 and 2024, respectively, are summarized below:

			Realized prices[1] for the				Realized prices[1] for the
			Three months ended				Nine months ended
Prices		LME QTD 2025[2]	Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024	LME YTD 2025[2]	Sep. 30, 2025	Sep. 30, 2024
Copper	$/lb	4.44	4.37	4.36	4.24	4.33	4.42	4.21
Gold[3]	$/oz	3,458	3,522	3,135	2,592	3,203	3,162	2,209
Zinc	$/lb		1.30	1.15	1.28		1.26	1.23
Silver[3]	$/oz		33.22	26.17	27.58		27.33	24.76

1 Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices include the effect of provisional pricing adjustments on prior period sales.

2 London Metal Exchange average for Cash copper and zinc prices.

3 Sales of gold and silver from Constancia mine are subject to Hudbay's precious metals stream agreement with Wheaton, pursuant to which Hudbay recognizes deferred revenue for precious metals deliveries and also receive cash payments. Stream sales are included within realized prices and their respective deferred revenue and cash payment rates can be found on page 34 of this MD&A.

In addition to QP hedges, the Company may periodically undertake metal price hedging in accordance with Board approved policies to achieve strategic objectives, including locking in favourable metal prices to ensure minimum cash flows during or after the construction of a mine or during a period of reduced liquidity, to manage cash flows at shorter life or higher cost operations or as part of a financing arrangement. The realized prices, denoted in the table above, excludes the impact of derivative mark-to-market gains and losses on these non-QP hedges, which are included in change in fair value of financial instruments in Hudbay's condensed consolidated interim statements of income.

As of September 30, 2025, Hudbay had no non-QP hedges outstanding.

The following tables provide a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated interim financial statements.

Three months ended September 30, 2025
(in $ millions except for realized price and payable metal sold) [1]	Copper	Gold	Zinc	Silver	Molybdenum	Other	Total
Revenue from contracts	178.8	125.5	9.6	9.1	14.0	-	337.0
Amortization of deferred revenue	-	2.3	-	4.0	-	-	6.3
Pricing and volume adjustments [3]	(2.5)	7.0	0.3	0.8	3.2	-	8.8
Revenue, including mark-to-market on QP hedges [4]	176.3	134.8	9.9	13.9	17.2	-	352.1
Realized non-QP derivative mark-to-market	-	-	-	-	-	-	-
By-product credits [5]	176.3	134.8	9.9	13.9	17.2	-	352.1
Payable metal in concentrate and doré sold [6]	18,280	38,279	3,452	418,418	-	-	-
Realized price [7]	4.37	3,522	1.30	33.22	-	-	-
Three months ended June 30, 2025
Revenue from contracts	297.1	189.2	7.1	13.9	19.1	-	526.4
Amortization of deferred revenue	-	5.9	-	9.5	-	-	15.4
Pricing and volume adjustments [3]	(4.7)	0.7	0.2	-	1.7	-	(2.1)
Revenue, including mark-to-market on QP hedges [4]	292.4	195.8	7.3	23.4	20.8	-	539.7
Realized non-QP derivative mark-to-market	(0.4)	-	-	-	-	-	(0.4)
By-product credits [5]	292.0	195.8	7.3	23.4	20.8	-	539.3
Payable metal in concentrate and doré sold [6]	30,354	62,466	2,871	894,160	-	-	-
Realized price [7]	4.36	3,135	1.15	26.17	-	-	-
Three months ended September 30, 2024
Revenue from contracts [2]	261.3	176.3	24.3	12.7	16.8	-	491.4
Amortization of deferred revenue	-	4.3	-	5.3	-	-	9.6
Pricing and volume adjustments [3]	(1.7)	9.1	-	0.3	(1.7)	-	6.0
Revenue, including mark-to-market on QP hedges [4]	259.6	189.7	24.3	18.3	15.1	-	507.0
Realized non-QP derivative mark-to-market [5]	(1.4)	(0.7)	-	-	-	-	(2.1)
By-product credits [4]	258.2	189.0	24.3	18.3	15.1	-	504.9
Payable metal in concentrate and doré sold [6]	27,760	73,232	8,607	663,413	343	-	-
Realized price [7]	4.24	2,592	1.28	27.58	-	-	-

1 Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.

2 As per consolidated interim financial statements.

3 Pricing and volume adjustments represents mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for QP hedge derivative contracts and adjustments to originally invoiced weights and assays.

4 Revenue, including mark-to-market on QP hedges is used in the calculation of realized price.

5 By-product credits subtotal is used in the calculated of cash cost per pound of copper and ounce of gold produced, net of by-product credits. Cash cost per pound of copper and per ounce of gold produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

6 Copper and zinc shown in metric tonnes and gold and silver shown in ounces.

7 Realized price for copper and zinc in $/lb and realized price for gold and silver in $/oz.

Nine months ended September 30, 2025
(in $ millions except for realized price and payable metal sold) [1]	Copper	Gold	Zinc	Silver	Molybdenum	Other	Total
Revenue from contracts	778.2	508.9	31.0	37.3	54.0	(0.2)	1,409.2
Amortization of deferred revenue	-	16.6	-	24.5	-	-	41.1
Pricing and volume adjustments [3]	4.8	30.5	-	1.6	3.6	-	40.5
Revenue, including mark-to-market on QP hedges [4]	783.0	556.0	31.0	63.4	57.6	(0.2)	1,490.8
Realized non-QP derivative mark-to-market	(2.3)	-	-	-	-	-	(2.3)
By-product credits [5]	780.7	556.0	31.0	63.4	57.6	(0.2)	1,488.5
Payable metal in concentrate and doré sold [6]	80,402	175,837	11,180	2,319,546	-	-	-
Realized price [7]	4.42	3,162	1.26	27.33	-	-	-
Nine months ended September 30, 2024
(in $ millions except for realized price and payable metal sold) [1]	Copper	Gold	Zinc	Silver	Molybdenum	Other	Total
Revenue from contracts [2]	805.8	474.0	54.7	35.8	51.0	0.5	1,421.8
Amortization of deferred revenue	-	26.2	-	22.0	-	-	48.2
Pricing and volume adjustments [3]	3.0	35.6	(0.9)	1.6	2.3	-	41.6
Revenue, including mark-to-market on QP hedges [4]	808.8	535.8	53.8	59.4	53.3	0.5	1,511.6
Realized non-QP derivative mark-to-market	(3.9)	(0.7)	-	-	-	-	(4.6)
By-product credits [5]	804.9	535.1	53.8	59.4	53.3	0.5	1,507.0
Payable metal in concentrate and doré sold [6]	87,167	242,608	19,859	2,399,297	1,105	-	-
Realized price [7]	4.21	2,209	1.23	24.76	-	-	-

1 Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.

2 As per financial statements.

3 Pricing and volume adjustments represents mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for QP hedge derivative contracts and adjustments to originally invoiced weights and assays.

4 Revenue, including mark-to-market on QP hedges is used in the calculation of realized price.

5 By-product credits subtotal is used in the calculated of cash cost per pound of copper and ounce of gold produced, net of by-product credits. Cash cost per pound of copper and per ounce of gold produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

6 Copper and zinc shown in metric tonnes and gold and silver shown in ounces.

7 Realized price for copper and zinc in $/lb and realized price for gold and silver in $/oz.

The price, quantity and mix of metals sold affect Hudbay's revenue, operating cash flow and gross profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes and transfer of risk and title to customers.

Precious metals - stream sales and realized price breakdown

The following table shows a breakdown of realized prices for precious metals inclusive of stream and offtaker revenue. It further identifies the components of the realized price for stream revenues between the amortized drawdown rate and cash payment rate.

(in $ millions except for realized price and payable metal sold)		Gold				Silver
		Three months ended		Nine months ended		Three months ended		Nine months ended
Revenue		Sep. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024
Stream		3.5	6.4	24.8	39.6	5.8	7.6	34.7	31.5
Offtaker		131.3	183.3	531.2	496.2	8.1	10.7	28.7	27.9
Revenue, excluding mark-to-market on QP hedges [3]		134.8	189.7	556.0	535.8	13.9	18.3	63.4	59.4

Payable metal sold
Stream	oz	2,707	5,186	19,323	31,949	275,009	365,807	1,629,683	1,513,545
Offtaker	oz	35,572	68,046	156,514	210,659	143,409	297,606	689,863	885,752
Total payable metal sold	oz	38,279	73,232	175,837	242,608	418,418	663,413	2,319,546	2,399,297

Deferred revenue drawdown rate[1]	$/oz	860	817	860	817	15.06	14.56	15.06	14.56
Cash rate[2]	$/oz	429	425	426	422	6.33	6.26	6.28	6.22
Stream realized price	$/oz	1,289	1,242	1,286	1,239	21.39	20.82	21.34	20.78
Offtaker realized price	$/oz	3,691	2,694	3,394	2,355	56.48	35.95	41.60	31.50
Realized price	$/oz	3,522	2,592	3,162	2,209	33.22	27.58	27.33	24.76

1 Deferred revenue drawdown rates for gold and silver do not include variable consideration adjustments.

2 The gold and silver cash rate for Peru increased by 1% from $400/oz and $5.90/oz effective August 4, 2019. Subsequently every year, on August 4, the cash rate will increase by 1% compounded.

3 Revenue, including mark-to-market on QP hedges is used in the calculation of realized price.

Subsequent to the variable consideration adjustment recorded on January 1, 2025, the deferred revenue amortization is recorded in Peru at $860 per ounce gold and $15.06 per ounce silver (September 30, 2024 - $817 per ounce gold and $14.56 per ounce silver).

Cost of Sales

Hudbay's detailed cost of sales is summarized as follows:

(in $ millions)	Three months ended			Nine months ended
	Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024
Peru
Mining	34.8	28.1	37.7	93.9	98.2
Milling	40.8	57.8	48.5	143.0	143.5
Changes in product inventory	(26.9)	4.0	1.1	(9.1)	16.3
Depreciation and amortization	50.0	56.0	57.2	174.2	187.1
G&A	19.5	23.4	20.0	65.5	62.7
Overhead costs incurred during Peru temporary suspension (cash)	7.3	-	-	7.3	-
Inventory adjustments	(1.3)	1.1	0.2	0.2	0.2
Freight, royalties and other charges	10.9	13.4	16.3	40.6	48.5
Total Peru cost of sales	135.1	183.8	181.0	515.6	556.5
Manitoba
Mining	15.8	33.5	40.1	87.6	126.8
Milling	5.9	13.4	16.9	33.7	48.6
Changes in product inventory	3.1	3.8	1.2	5.9	(1.7)
Depreciation and amortization	16.3	23.6	27.7	63.8	79.0
Overhead costs incurred during Manitoba temporary suspension (cash)	16.0	3.2	-	19.2	-
Inventory adjustments	-	1.0	1.4	1.0	1.4
G&A	6.4	14.3	12.6	35.8	35.0
Past service costs	-	-	2.8	-	2.8
Freight, royalties and other charges	2.5	5.1	7.2	13.3	19.0
Total Manitoba cost of sales	66.0	97.9	109.9	260.3	310.9
British Columbia[1]
Mining	19.6	24.2	12.9	65.7	61.0
Milling	29.1	21.4	19.7	72.3	64.6
Changes in product inventory	4.2	3.6	(0.5)	7.0	6.8
Depreciation and amortization	16.4	16.8	12.6	49.2	38.3
G&A	7.6	6.3	5.7	20.5	15.0
Inventory adjustments	-	1.4	-	2.2	-
Freight, royalties and other charges	3.5	4.5	4.7	12.2	13.8
Total British Columbia cost of sales	80.4	78.2	55.1	229.1	199.5
Cost of sales	281.5	359.9	346.0	1,005.0	1,066.9

1 Copper Mountain mine results are stated at 100%.

Total cost of sales for the third quarter of 2025 was $281.5 million, reflecting a decrease of $64.5 million compared to the third quarter of 2024. Peru cost of sales decreased by $45.9 million in the third quarter of 2025, compared to the same period of 2024 primarily due to lower overall operating activity resulting from an nine day temporary operational shutdown during the third quarter of 2025 caused by social unrest. In addition, ocean swells impacted port shipments in late September and a 20,000 dry metric tonne copper concentrate shipment with a revenue value of $60 million was deferred to early October 2025. This caused the build up of finished goods inventories, resulting in a $28.0 million decrease in product inventory compared to September 30, 2024. These decreases have been offset by the inclusion of a $7.3 million charge for production overheads incurred which would otherwise have been charged to inventories, as is required under IFRS during periods of reduced operating capacity as a result of the temporary suspension. Manitoba cost of sales decreased by $43.9 million in the third quarter of 2025 when compared to the same period of 2024, primarily due to the Manitoba wildfires leading to lower overall costs in-line with lower production. These decreases have been partially offset by higher overhead costs incurred during the temporary suspension and changes in product inventory. British Columbia cost of sales increased by $25.3 million primarily driven by higher mining, milling, changes in product inventory, depreciation and G&A, partially offset by lower freight, royalties and other charges.

Total cost of sales for the nine months ended September 30, 2025 was $1,005.0 million, reflecting a decrease of $61.9 million from the same period in 2024. Variances are explained by the same reasons as the quarterly variances, partially offset by higher depreciation expenses in British Columbia and higher profit sharing costs impacting G&A at Peru and Manitoba.

For details on unit operating costs, refer to the respective tables in the "Operations Review" section of this MD&A.

For the third quarter of 2025, other significant variances in expenses, compared to the same period in 2024, include the following:

- Net finance expenses decreased by $6.4 million, primarily due to an increase in mark-to-market gains of $7.5 million from investments, a $5.3 million decrease in the relative revaluation loss of the now retired gold prepayment liability, decrease in losses of $2.1 million from non-QP hedges, a decrease of $1.4 million from interest expense on long-term debt benefiting from the retirement of some senior notes, an increase of $0.9 million from interest income, partially offset by an increase in foreign exchange loss of $12.0 million primarily from the non-cash revaluation of foreign currency monetary balances.

- Impairment reversal gain reflects a non-cash full impairment reversal of $322.3 million on the Arizona's business unit carrying value of the Copper World project, following the announcement of the Copper World JV Transaction with Mitsubishi for a 30% minority interest.

- Consideration received from previous sale of non-core project reflects $14.9 million contingent consideration received from a previously sold Copper Mountain asset.

- General administration expenses increased by $19.3 million, primarily due to an increase of $15.2 million in share-based compensation mostly from the revaluation of share units to higher stock prices compared to prior period and higher administration costs pertaining in part to charitable donations related to the Manitoba wildfires.

For the year-to-date 2025, other significant variances in expenses, compared to the same period in 2024, included the following:

- Net finance expenses decreased by $80.3 million due to an increase in mark-to-market gains of $19.5 million from investments, a $16.8 million decrease in net foreign exchange loss mostly from the non-cash revaluation of foreign currency monetary balances, decrease in losses of $14.4 million from non-QP hedges, a decrease in the relative revaluation loss of the now retired gold prepayment liability of $10.7 million, a $7.6 million decrease in interest expense on long-term debt, an increase of $6.0 million in interest income, a decrease of $3.5 million in accretion of revenue streaming arrangement and a decrease of $2.7 million in other financing expenses.

- Other operating expenses decreased by $13.9 million, primarily due to a decrease of $12.7 million in write-off of previously capitalized PP&E costs, an increase of $3.2 million from Marubeni option agreement proceeds, a decrease of $2.5 million in the amortization of community costs and a decrease of $0.9 million in care and maintenance. These variances were partially offset by $3.9 million in costs related to the Manitoba wildfire emergency response efforts during the nine months ended September 30, 2025 and an increase of $1.7 million in evaluation costs.

- Impairment reversal gain reflects a non-cash full impairment reversal of $322.3 million on the Arizona's business unit carrying value of the Copper World project, following the announcement of the Copper World JV Transaction with Mitsubishi for a 30% minority interest.

- Consideration received from previous sale of non-core project reflects $14.9 million contingent consideration received from a previously sold Copper Mountain asset.

- General administration expenses increased by $18.7 million, primarily due to an increase of $15.0 million in share-based compensation expense mostly from the revaluation of share units to higher share prices compared to prior period and higher administration costs pertaining in part to charitable donations related to the Manitoba wildfires.

- Exploration expenses increased by $3.0 million, primarily due to Hudbay's planned Snow Lake exploration program consisting of modern geophysical programs and multi-phased drilling campaigns, much of which was funded by flow-through financing.

- Re-evaluation adjustment - environmental provision gain decreased by $6.4 million due to the relative revaluation of the environmental reclamation provision on Hudbay's Manitoba non-producing sites from changes in long-term risk-free discount and inflation rates. Given the long term nature of the reclamation cash flows, the related environmental reclamation provision is highly sensitive to changes in inflation and long-term-risk free discount rates, and, as such, Hudbay may continue to experience significant quarterly environmental reclamation revaluations.

Tax Expense

For the three and nine months ended September 30, 2025, tax expense increased by $78.7 million and $119.2 million, respectively, compared to the same period in 2024. The following table provides further details:

(in $ millions)	Three months ended		Nine months ended
	Sep. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024
Current tax expense - income tax	32.9	11.8	97.8	67.7
Deferred tax expense (recovery) - income tax[1]	69.6	4.0	79.6	(1.2)
Total income tax expense	102.5	15.8	177.4	66.5

Current tax expense - mining tax	6.2	14.4	43.1	37.9
Deferred tax recovery - mining tax[1]	(0.6)	(0.8)	(1.9)	(5.0)
Total mining tax expense	5.6	13.6	41.2	32.9
Tax expense	108.1	29.4	218.6	99.4

1 Deferred tax expense (recovery) represents Hudbay's draw down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Expense/Recovery

Applying the estimated Canadian statutory income tax rate of 26.7% to Hudbay's net earnings before taxes of $654.9 million for the year-to-date of 2025 would have resulted in a tax expense of approximately $174.9 million; however, Hudbay recorded an income tax expense of $177.4 million. The primary items causing Hudbay's effective income tax rate to be different than the 26.7% estimated Canadian statutory income tax rate are the following:

- Foreign exchange on the translation of deferred tax balances to group currency, resulting in a deferred tax recovery of $10.4 million

- The tax expense with respect to Hudbay's foreign operations is recorded using an income tax rate other than the Canadian statutory income tax rate of 26.7%, resulting in a tax expense of $26.4 million.

- Current mining tax deductions resulted in a tax recovery of $12.8 million.

Mining Tax Expense

For the year-to-date 2025, Hudbay recorded a mining tax expense of $41.2 million. Effective mining tax rates can vary significantly based on the composition of Hudbay's earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description of how mining taxes are calculated in Hudbay's various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on earnings related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

- 10% of total mining taxable earnings if mining profit is C$50 million or less;

- Between mining earnings of C$50 and $C55 million, mining tax is equal to a minimum of C$5 million plus mining earnings less C$50 million multiplied by 65%;

- 15% of total mining taxable earnings if mining profits are between C$55 million and C$100 million;

- Between mining earnings of C$100 million and C$105 million, mining tax is equal to a minimum of C$15 million plus mining earnings less C$100 million multiplied by 57%; and

- 17% of total mining taxable earnings if mining profits exceed C$105 million.

Hudbay estimates that the deferred tax rate that will be applicable when temporary differences reverse will be approximately 10.0%.

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and the Modified Royalty, on companies' operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, Hudbay has recorded a deferred tax liability as at September 30, 2025, at the tax rate expected to apply when temporary differences reverse.

British Columbia

The Province of British Columbia imposes a 13% net revenue tax on the sale of mineral products mined in the province of British Columbia after the mine owner has recovered the capital invested in the mine and its "Cumulative Expenditure Account" ("CEA") no longer has a balance. The tax is paid on the profit in excess of the capital that has been invested in the mine. British Columbia mineral tax is deductible for federal and provincial income tax purposes.

While there is a balance in the CEA account, the mine owner must pay a "Net Current Proceeds" ("NCP") tax of 2%. Any amounts paid as NCP can then be claimed in the future against net revenue taxes payable.

Hudbay estimates that the effective tax rate that will be applicable when temporary differences reverse will be approximately 9.49%.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2025, Hudbay's total liquidity of $1,036.3 million includes $611.1 million in cash as well as undrawn total availability of $425.2 million under Hudbay's revolving credit facilities.

Senior Unsecured Notes

As at September 30, 2025, Hudbay had $511.8. million aggregate principal amount of 2026 Notes and $542.4 million aggregate principal amount of 2029 Notes.

During the first nine months of 2025, Hudbay made open market purchases of $63.2 million of its 4.5% senior notes due April 2026 ("2026 Notes"), at discount to par. As at September 30, 2025, Hudbay has presented all of the 2026 Notes as a current liability amounting to $511.0 million, which affected working capital in the period. Subsequent to the quarter, Hudbay made additional open market purchases of $20.0 million of the 2026 Notes, at discount to par.

Senior Secured Revolving Credit Facilities

Hudbay has two senior secured revolving credit facilities with total commitments of $450 million ("the Credit Facilities") for its Canadian and Peruvian businesses on substantially similar terms and conditions. These facilities include an accordion feature that allows Hudbay the option to increase the facility by an additional $150 million at Hudbay's discretion over the four-year term.

As at September 30, 2025, there were no cash drawings under the Credit Facilities and $24.8 million in letters of credit secured under the Canadian Facility.

As at September 30, 2025, Hudbay was in compliance with its covenants under the Credit Facilities.

C$130 Million Bilateral Letter of Credit Facility

Hudbay has a C$130.0 million bilateral letter of credit facility ("LC Facility") with a major Canadian financial institution. The LC Facility has no financial covenants and enables Hudbay to issue up to C$130.0 million of letters of credit to beneficiaries on an unsecured basis at attractive rates, including C$30.0 million sub-limit for financial letters of credit. As at September 30, 2025, the Manitoba business unit had drawn $55.6 million in letters of credit under the LC Facility.

Surety Bonds and Letters of Credit

As at September 30, 2025, the Arizona business unit had $18.4 million in surety bonds issued to support future reclamation and closure obligations and the Peru business unit had $135.1 million in letters of credit and surety bonds issued with various Peruvian financial institutions to support future reclamation and other operating matters. In addition, the British Columbia business unit had $47.2 million in surety bonds issued to support future reclamation and $1.0 million in surety bonds issued to support the hydro used at Copper Mountain mine, and to Fisheries and Oceans Canada for fish monitoring. No cash collateral is required to be posted under these surety bonds.

Working Capital

Working capital decreased by $546.0 million to a negative position of $34.7 million from December 31, 2024 to September 30, 2025, primarily due to an increase in current portion of long-term debt of $511.0 million as the 2026 Notes are now maturing within one year, a decrease in trade and other receivables of $74.8 million primarily due to the deferral of a 20,000 dry metric tonne copper concentrate shipment in Peru from the end of September into early October, a decrease in short-term investments of $40.0 million from the release of guaranteed investment certificates, an increase in other financial liabilities of $36.4 million, an increase in other liabilities of $23.8 million, a decrease in other financial assets of $15.0 million, and a decrease in prepaid and other current assets of $7.9 million. Partially offsetting these items was an increase in cash and cash equivalents of $69.3 million, a decrease in taxes payable of $67.7 million, an increase in inventories of $14.3 million primarily from increasing finished goods inventory levels partially for the same reason given earlier pertaining to lower end of period inventory shipments in Peru, and a decrease in trade and other payables of $6.9 million.

Cash Flows

The following table summarizes Hudbay's cash flows for the three months ended September 30, 2025, June 30, 2025 and September 30, 2024:

(in $ millions)	Three months ended			Nine months ended
	Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024
Operating cash flow before change in non-cash working capital	70.3	193.9	188.3	427.4	459.5
Change in non-cash working capital	43.2	66.0	(40.2)	70.5	(31.6)
Cash generated from operating activities	113.5	259.9	148.1	497.9	427.9
Cash used in investing activities	(99.9)	(100.6)	(95.8)	(284.8)	(283.9)
Cash (used in) generated from financing activities	(26.3)	(98.9)	(94.3)	(145.7)	47.9
Effect of movement in exchange rates on cash	(1.7)	2.5	1.5	1.9	1.6
Net (decrease) increase in cash	(14.4)	62.9	(40.5)	69.3	193.5

Cash Flow from Operating Activities

Cash generated from operating activities was $113.5 million during the third quarter of 2025, a decrease of $34.6 million compared to the same period in 2024. Operating cash flow before change in non-cash working capital was $70.3 million during the third quarter of 2025, reflecting a decrease of $118.0 million compared to the third quarter of 2024. The decrease in operating cash flows before change in working capital compared with the third quarter of 2024 was primarily the result of lower sales volumes for all metals and higher cash taxes paid which are a function of higher profits in earlier quarters in Peru and Manitoba that were subsequently payable.

Year-to-date cash generated from operating activities was $497.9 million in 2025, an increase of $70.0 million compared to the same period in 2024. Operating cash flow before changes in non-cash working capital for the nine months ended 2025 was $427.4 million, a decrease of $32.1 million compared to the same period in 2024. The decrease in operating cash flow before changes in working capital was primarily the result of interruptions in Manitoba and Peru impacting third quarter sales volumes, a significant increase in cash taxes paid of $99.2 million mainly at Hudbay's Manitoba and Peru operations, partially offset by the impact of higher metal prices compared to the prior year-to-date period and lower treatment and refining charges.

Cash Flow from Investing and Financing Activities

During the third quarter of 2025, Hudbay spent $126.2 million in investing and financing activities, primarily driven by $110.4 million in capital expenditures, $14.0 million in capitalized lease and equipment financing payments, $13.2 million toward the repurchase of senior unsecured notes, $5.5 million in purchase of investments, $3.8 million in financing costs paid, and $2.8 million in dividends paid. These cash outflows were offset by cash inflows of $10.4 million from the contingent consideration received on the previous sale of a non-core project, $6.9 million proceeds from equity issuance, net of share issuance costs, and $6.0 million of investment income received.

Year-to-date, Hudbay spent $430.5 million in investing and financing activities, primarily driven by $323.5 million in capital expenditures, $62.9 million of Hudbay's senior unsecured notes repurchased, $41.3 million in capitalized lease and equipment financing payments, $30.2 million in interest paid on Hudbay's long-term debt, $19.3 million in purchase of investments, $9.9 million in community agreement payments, $9.9 million in financing costs paid, $6.0 million in the Copper Mountain non-controlling interest acquisition payment and related transaction costs, $5.6 million in dividends paid, $3.4 million in payments made on settlement of non-QP hedges and $2.6 million in acquisition of intangible assets. This was offset by cash inflows of $40.0 million from the release of the guaranteed investment certificates, $18.5 million of investment income received and $11.1 million of proceeds from equity issuance, net of share issuance costs, $10.4 million from the contingent consideration received on the previous sale of a non-core project, and $2.5 million from net proceeds from the exercise of stock options and warrants.

Capital Expenditures

The following summarizes accrued and cash additions to capital assets for the periods indicated:

	Three months ended			Nine months ended		Guidance
(in $ millions)	Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024	Annual 2025[2,5]
Peru sustaining capital expenditures[1]	23.6	44.4	39.8	96.5	94.5	170.0
Manitoba sustaining capital expenditures	5.5	11.3	8.8	29.3	33.1	60.0
British Columbia sustaining capital expenditures[1,3]	42.1	32.9	40.7	96.5	93.9	135.0
Total sustaining capital expenditures	71.2	88.6	89.3	222.3	221.5	365.0
Arizona capitalized costs[4]	18.4	13.7	5.7	43.5	15.5	110.0
Peru growth capitalized expenditures	1.5	1.3	0.1	3.7	0.3	25.0
Manitoba growth capitalized expenditures	1.3	1.6	1.4	5.2	4.7	15.0
British Columbia growth capitalized expenditures	21.3	16.5	2.4	48.8	3.4	75.0
Capitalized exploration	2.8	3.5	1.4	7.3	5.5	10.0
Right-of-use asset and equipment financing additions	3.7	13.9	16.5	32.6	54.2
Community agreement additions	13.6	0.6	-	14.2	1.8
Non-cash capitalized stripping	7.4	8.5	9.1	22.3	18.2
Grants	(0.7)	(0.6)	-	(2.2)	(2.4)
Other capitalized costs	0.3	(0.2)	-	-	-
Total other capitalized expenditures	69.6	58.8	36.6	175.4	101.2
Total accrued capital additions	140.8	147.4	125.9	397.7	322.7

Reconciliation to cash capital additions:
Other capitalized costs[2]	(24.7)	(23.0)	(25.6)	(69.1)	(74.2)
Change in capital accruals and other	(5.7)	(2.7)	(2.0)	(5.1)	1.6
Acquisition of property, plant & equipment - cash	110.4	121.7	98.3	323.5	250.1

1 Peru and British Columbia sustaining capital expenditures include capitalized stripping costs.

2 Other capitalized costs primarily include right-of-use lease and equipment financing additions, which are excluded from guidance in 2025, community agreement additions and non-cash capitalized stripping.

3 Includes 100% of Copper Mountain mine production. On April 30, 2025 Hudbay completed the acquisition of the remaining 25% interest in the Copper Mountain mine and now owns 100%.

4 With the announcement of the JV Transaction Hudbay expects to accelerate detailed engineering, long lead items and other de-risking activities by advancing $20 million in growth capital expenditures to 2025 from future years, updating total 2025 Arizona growth spending guidance to $110 million compared to the original 2025 guidance of $90 million.

5 Full year total capital expenditures are expected to be $35 million lower than 2025 guidance levels, including $15 million lower sustaining capital expenditures primarily due to temporary operational interruptions in Manitoba and Peru and $20 million growth capital expenditures.

For the three and nine months ended September 30, 2025, total capital additions increased by $14.9 million and $75.0 million, respectively, compared to the same period in 2024, primarily due to an increase in growth capital in British Columbia and Arizona and an increase in community agreements in Peru. Growth capital was expected to increase as Hudbay continues to execute its growth plans in British Columbia and Arizona. This was partially offset by reduced sustaining capital expenditures in Peru and Manitoba and a decrease in lease and equipment financing additions.

Sustaining capital expenditures in Peru for the three and nine months ended September 30, 2025 were $23.6 million and $96.5 million, respectively, representing a decrease of $16.2 million and an increase of $2.0 million, respectively, compared to the same periods in 2024 as a result of the timing of various stripping campaigns and civil work projects. Sustaining capital expenditures in Manitoba for the three and nine months ended September 30, 2025 were $5.5 million and $29.3 million, respectively, representing a decrease of $3.3 million and $3.8 million, respectively, compared to the same periods in 2024 mostly due to lower capital development at Lalor due to the evacuations caused by the wildfires. Sustaining capital expenditures in British Columbia for the three and nine months ended September 30, 2025 were $42.1 million and $96.5 million, respectively, which included $30.8 million and $69.7 million, respectively, of capitalized stripping related to Hudbay's planned three-year accelerated stripping campaign to access higher grade ore.

Growth capital expenditures in Peru for the three and nine months ended September 30, 2025 were $1.5 million and $3.7 million, respectively, representing an increase of $1.4 million and $3.4 million, respectively. The increase mainly relates to the implementation of the pebble crusher in Peru. Growth capital spending in Manitoba for the three and nine months ended September 30, 2025 was $1.3 million and $5.2 million, respectively, primarily related to the exploration and haulage drifts towards the 1901 deposit. Arizona's capital expenditures for the three and nine months ended September 30, 2025 were $18.4 million and $43.5 million, respectively, mainly related to feasibility study activities and ongoing carrying costs for Copper World. Growth capital expenditures in British Columbia for the three and nine months ended September 30, 2025 were $21.3 million and $48.8 million, respectively, representing an increase of $18.9 million and $45.4 million, respectively, compared to the same periods in 2024. The increase mainly relates to the Copper Mountain SAG2 mill optimization project, which is intended to increase nominal capacity at Copper Mountain.

Capitalized exploration for the three months and nine months ended September 30, 2025 was $2.8 million and $7.3 million, respectively.

Hudbay expects full year total capital expenditures to be $35 million lower than 2025 guidance levels, a majority of which has been deferred to 2026. This includes $15 million lower sustaining capital expenditures primarily due to temporary operational interruptions in Manitoba and Peru. Growth capital expenditures are expected to be $20 million lower primarily due to spending deferrals into 2026.

Capital Commitments

As at September 30, 2025, Hudbay had outstanding capital commitments in Canada of approximately $23.2 million, of which $10.6 million can be terminated, approximately $31.9 million in Peru primarily related to sustaining capital commitments and exploration option agreements, all of which can be terminated, and approximately $76.4 million in Arizona, primarily related to the Copper World project, of which $74.2 million can be terminated.

Contractual Obligations

The following table summarizes Hudbay's significant contractual obligations as at September 30, 2025:

	Total	Less than 12 months	13 - 36 months	37 - 60 months	More than 60 months
Payment Schedule (in $ millions)
Long-term debt obligations[1]	1,217.7	570.5	71.4	575.8	-
Equipment financing and lease obligations	190.7	80.2	75.8	22.3	12.4
Purchase obligation - capital commitments	131.6	79.5	40.1	1.2	10.8
Purchase obligation - other commitments[2]	1,274.7	479.6	329.4	123.0	342.7
Deferred payment and contingent obligations	39.8	3.0	6.0	13.5	17.3
Pension and other employee future benefits obligations[3]	92.4	6.2	12.7	7.9	65.6
Community agreement obligations[4,5]	126.4	39.3	30.9	8.8	47.4
Decommissioning and restoration obligations[5]	491.2	8.2	18.7	7.6	456.7
Total	3,564.5	1,266.5	585.0	760.1	952.9

1 Long-term debt obligations include scheduled interest payments, as well as principal repayments

2 Primarily made up of trades payables, accrued liabilities, long-term agreements with operational suppliers, obligations for power purchases, concentrate handling and fleet and port services.

3 Discounted.

4 Represents community agreement obligations and various finalized land user agreements, including Pampacancha.

5 Undiscounted before inflation.

In addition to the contractual obligations included in the above payment schedule, Hudbay also has the following commitments which impact Hudbay's financial position:

- A profit-sharing plan with most Manitoba employees;

- A profit-sharing plan with all Peru employees;

- Share-based compensation;

- Wheaton precious metals stream agreement for the Constancia mine;

- Government royalty payments related to the Constancia mines;

- Participation agreements related to the Copper Mountain mine, and

- Contracts related to future production and sales, such as royalties.

Outstanding Share Data

As of November 10, 2025, the final trading day prior to the date of this MD&A, there were 396,148,639 common shares of Hudbay issued and outstanding. In addition, there were 2,767,242 stock options and 50,820 common share purchase warrants outstanding.

FINANCIAL RISK MANAGEMENT

The Financial Risk Management risks in this MD&A are not exhaustive. Please also refer to the heading "Risk Factors" in Hudbay's most recent Annual Information Form, for a discussion of the additional risk factors that may affect Hudbay's business, operations and financial condition, a copy of which is available on Hudbay's SEDAR+ and EDGAR profiles.

TREND ANALYSIS AND QUARTERLY REVIEW

A detailed quarterly and annual summary of financial and operating performance can be found in the "Summary of Results" section at the end of this MD&A. The following table sets forth selected consolidated financial information for each of Hudbay's eight most recently completed quarters:

(in $ millions, except per share amounts, production on a copper equivalent basis and average realized copper price)	2025			2024				2023
	Q3	Q2	Q1	Q4[2]	Q3	Q2	Q1	Q4[2]
Production on a copper equivalent basis (tonnes)	46,224	53,693	58,611	77,769	60,895	47,164	62,120	77,951
Average realized copper price ($/lb)	4.37	4.36	4.49	4.09	4.24	4.56	3.91	3.77
Average realized gold price ($/oz)	3,522	3,135	3,002	2,327	2,592	2,222	1,941	2,062
Revenue	346.8	536.4	594.9	584.9	485.8	425.5	525.0	602.2
Gross profit	65.3	176.5	231.3	184.4	139.8	77.6	152.0	196.8
Income before tax	330.5	153.1	171.3	103.7	79.7	0.4	67.8	81.0
Net income (loss)	222.4	114.7	99.2	19.3	50.3	(20.3)	18.5	33.5
Net income (loss) - attributable	222.4	117.7	100.4	21.2	49.7	(16.5)	22.4	30.7
Adjusted net earnings [1] - attributable	10.1	75.5	93.8	70.3	50.2	0.2	59.4	68.6
Earnings (loss) per share attributable:
Basic and diluted	0.56	0.30	0.25	0.05	0.13	(0.04)	0.06	0.09

Adjusted net earnings[1] per share - attributable	0.03	0.19	0.24	0.18	0.13	0.00	0.17	0.20
Operating cash flow before change in non-cash working capital	70.3	193.9	163.5	231.5	188.3	123.7	147.5	246.5
Adjusted EBITDA[1]	142.6	245.2	287.2	257.3	206.0	145.0	215.0	274.4
Adjusted EBITDA LTM[1]	932.3	995.9	895.7	823.3	840.4	825.1	761.3	647.8

1 Adjusted net earnings (loss) - attributable to owners, adjusted net earnings (loss) per share - attributable to owners, adjusted EBITDA, and adjusted EBITDA last twelve months ("LTM") are non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

2 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

On a quarterly basis, Hudbay's revenue is primarily impacted by metal prices, production mix and sales volumes of the key metals Hudbay produces. In addition to these factors, gross profit, net earnings (loss) attributable, earnings (loss) per share attributable, operating cash flow before change in non-cash working capital and adjusted EBITDA are also impacted by input costs. Net earnings (loss) and earnings (loss) per share are further impacted by net finance expense and re-evaluation adjustments of Hudbay's closed site environmental provision.

During the third quarter of 2025, copper equivalent production decreased to 46,224 tonnes because of reduced copper and zinc output. This was primarily due to the temporary suspension of operations in Manitoba in July and August related to the wildfire evacuation order and the Peru temporary suspension for nine days during the third quarter of 2025 caused by social unrest. As a result of the social unrest impacting transportation routes earlier in the quarter and ocean swells impacting port shipments in late September, a 20,000 dry metric tonne copper concentrate shipment valued at $60 million was deferred to early October 2025. The temporary operational suspensions during the quarter increased pressure on gross margins and operating cash flow compared to the earlier quarters. Earnings in the third quarter of 2025 also included an after-tax impairment reversal of $242.7 million, following the announcement of the Copper World JV Transaction with Mitsubishi for a 30% minority interest.

After adjusting for the fixed costs associated with the temporary suspensions in Manitoba and Peru, production costs continue to be well controlled and comparable to prior periods.

During the second quarter of 2025, copper equivalent production decreased to 53,693 tonnes because of reduced copper, gold and silver output. This was primarily due to the temporary suspension of operations in Manitoba in June related to the wildfire evacuation order. This was partially offset by record average gold prices and high copper prices which positively impacted gross profits and contributing to increased net income and higher earnings per share in the second quarter of 2025. While higher profitability led to significant cash taxes paid of $43.9 million, the business's strong operating performance caused the overall impact to operating cash flow before changes in non-cash working capital to remain positive. Higher foreign exchange gains due to the strengthening of the Canadian dollar along with declining net interest cost as a result of Hudbay's deleveraging efforts led to reduced net finance expenses in the second quarter. Adjusted EBITDA over the last twelve months hit a record high of $995.9 million as a result of strong operating performances at the Manitoba and Peru operations resulting in higher sales volumes, benefiting from high copper and gold prices. Net debt to EBITDA is now at its lowest level since the development of the Peru operation more than a decade ago given the business's strong operating performance in conjunction with the same aforementioned deleveraging efforts. The lower net debt and stronger cash position is despite larger reinvestment in the business through growing capital expenditures in recent years.

During the first quarter of 2025, copper equivalent production decreased to 58,611 tonnes as expected, reflecting lower production of copper, gold and silver primarily related to lower planned grades in Peru as the final stripping phase at the Pampacancha deposit was underway. This was partially offset by higher gold production in Manitoba and record average gold prices and high copper prices which positively impacted gross profits.

The Manitoba operations delivered strong quarterly throughput as expected and unlocked better-than-expected grades, resulting in higher production that exceeded Hudbay's quarterly cadence expectations. Strong cost control, a weakening Canadian dollar and meaningful exposure to gold by-product credits resulted in consolidated cash cost1 and sustaining cash cost1 per pound of copper produced, net of by-product credits, in the first quarter of 2025 of $(0.45) and $0.72, respectively, contributing to the increased gross margin and very strong growth in adjusted EBITDA. Higher profits since 2023 in Peru and Canada have resulted in significant cash taxes paid of $117.5 million in the first quarter of 2025, which is reflected in operating cash flow before changes in non-cash working capital. In addition, deleveraging efforts including the repurchases of the Company's senior secured notes over the course of 2024 led to declining net interest cost to service Hudbay's long term debt.

During the fourth quarter of 2024, copper equivalent production increased to 77,769 tonnes. Hudbay's Manitoba and Peru operations delivered strong quarterly production as expected and unlocked higher grade helping the Company exceed 2024 annual gold guidance. Strong cost control and meaningful exposure to gold by-product credits resulted in consolidated cash cost1 and sustaining cash cost1 per pound of copper produced, net of by-product credits1, in the fourth quarter of 2024 of $0.45 and $1.37, respectively, contributing to Hudbay's outperformance of its improved full year 2024 cost guidance. Furthermore, the settlement of the gold prepayment liability in the third quarter of 2024, allowed Hudbay to capitalize on surging gold prices. Since acquiring Copper Mountain in June 2023, Hudbay has moved to optimization efforts which have been focused on ramping up the mining fleet to execute a planned accelerated stripping campaign to gain access to higher grades, as well as plant improvement initiatives to improve mill reliability and recoveries.

During the third quarter of 2024, profitability and cash flows grew compared to the second quarter of 2024. This strength was attributable in part to higher gold, copper and zinc production compared to the second quarter of 2024, along with returning strength in commodity prices including record gold prices. These impacts offset planned lower mined grades observed in Peru in the third quarter of 2024 and the higher cash mining taxes paid in Peru resulting from higher profitability over the past several quarters. Strong operating cost control continued into the third quarter of 2024 resulting from a number of operational initiatives and high levels of mill throughput being experienced throughout the business.

During the second quarter of 2024, realized copper and gold prices continued to climb which overcame the decline in sales volumes of concentrate compared to the first quarter of 2024. Expected lower mined grades observed for the same metals in Peru and Manitoba were the primary factor for the decline in production since the first quarter of the year. Cost control remained favourable as Hudbay continued to track within cost guidance given the expected cadence in the year's production profile. Higher mining taxes continued as Hudbay experienced higher profitability over the past several quarters. Lastly, volatile inter-period copper and gold prices led to relatively high mark-to-market adjustments for Hudbay's strategic non-QP hedging program and high share prices for Hudbay's common shares led to higher share-based compensation expenses. This led to a total of $19.5 million in mark-to-market adjustments to be added back in Hudbay's adjusted net earnings - attributable to owners measure.

The first quarter of 2024 and the fourth quarter of 2023 reflected the continuation of strong copper, gold and silver production that commenced in the third quarter of 2023. The increase in copper, gold and silver prices in the first quarter of 2024 also contributed to strong revenue and profitability in the quarter.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Adjusted net earnings (loss) attributable to owners, adjusted net earnings (loss) per share attributable to owners, adjusted EBITDA, realized prices, net debt, net debt to adjusted EBITDA, free cash flow, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per ounce of gold produced, combined unit cost and ratios based on these measures are non-GAAP performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of gross profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Management believes adjusted net earnings (loss) attributable to owners and adjusted net earnings (loss) per share attributable to owners provides an alternate measure of the Company's performance for the current period and gives insight into its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company's underlying performance. Hudbay provides adjusted EBITDA to help users analyze Hudbay's results and to provide additional information about its ongoing cash generating potential in order to assess its capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the Company to assess its financial position. Net debt to adjusted EBITDA is shown because it is a performance measure used by the Company to assess its financial leverage and debt capacity. Realized price is shown to understand the average realized price of metals sold to third parties in each reporting period. Free cash flow is shown as it provides investors and management additional information in assessing the Company's ability to generate cash flow from current operations after investing in capital to sustain the operations. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because Hudbay believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the Company. Cash cost and sustaining cash cost per ounce of gold produced are shown because Hudbay believes they help investors and management assess the performance of its Manitoba operations. Combined unit cost is shown because Hudbay believes it helps investors and management assess the cost structure and margins that are not impacted by variability in by-product commodity prices.

Adjusted Net Earnings - Attributable to owners

Adjusted net earnings attributable to owners represents net earnings (loss) excluding certain impacts such as mark-to-market adjustments, foreign exchange (gains) loss, revaluation adjustment - environmental provisions for closed sites, variable consideration adjustment related to stream agreements, impairment charges and reversal of impairment charges on assets, (gain) loss on disposal of assets, other items that are not indicative of the underlying operating performance of Hudbay's core business; and tax effect and non-controlling interest of the previously discussed items. These measures are not necessarily indicative of net earnings (loss) as determined under IFRS. The following table provides a reconciliation of net earnings and non-controlling interest per the condensed consolidated interim statements of income, to adjusted net earnings attributable to owners of the Company for the three months ended September 30 and June 30, 2025 and September 30, 2024 and nine months ended September 30, 2025 and 2024.

	Three months ended			Nine months ended
(in $ millions)	Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024
Earnings for the period	222.4	114.7	50.3	436.3	48.5
Tax expense	108.1	38.4	29.4	218.6	99.4
Earnings before tax	330.5	153.1	79.7	654.9	147.9
Adjusting items:
Mark-to-market adjustments[1]	8.7	6.3	5.2	11.9	37.4
Foreign exchange loss (gain)	8.8	(18.9)	(3.3)	(13.2)	3.6
Re-evaluation adjustment - environmental provision	1.4	(13.8)	2.0	0.4	(6.0)
Manitoba cost of sales and other expense from temporary shutdown	24.2	5.3	-	29.5	-
Peru cost of sales from temporary shutdown	10.9	-	-	10.9	-
Consideration received from previously sold non-core project	(14.9)	-	-	(14.9)	-
Copper World impairment reversal	(322.3)	-	-	(322.3)	-
Variable consideration adjustment - stream revenue and accretion	-	-	-	(10.5)	4.0
Inventory adjustments	(1.3)	3.5	1.6	3.4	1.6
Restructuring charges	-	-	-	0.1	1.2
Reduction of obligation to renounce flow-through share expenditures, net of provisions	(0.8)	(1.2)	(2.0)	(3.9)	(3.0)
(Reversal of) write-down/loss on disposal of PP&E	(0.3)	0.3	2.2	0.6	13.3
Changes in other provisions (non-capital)	-	-	-	0.7	-
Adjusted earnings before income taxes	44.9	134.6	85.4	347.6	200.0
Tax expense	(108.1)	(38.4)	(29.4)	(218.6)	(99.4)
Tax impact of adjusting items	73.3	(23.0)	(5.2)	47.5	7.4
Adjusted net earnings	10.1	73.2	50.8	176.5	108.0
Adjusted net earnings attributable to non-controlling interest:
Net earnings (loss) for the period	-	3.0	(0.6)	4.2	7.0
Adjusting items, including tax impact	-	(0.7)	-	(1.1)	(3.9)
Adjusted net earnings - attributable to owners	10.1	75.5	50.2	179.6	111.1
Adjusted net earnings ($/share) - attributable to owners	0.03	0.19	0.13	0.45	0.30
Basic weighted average number of common shares outstanding (millions)	395.7	395.1	393.6	395.3	371.0

1 Includes changes in fair value of the gold prepayment liability, Canadian junior mining investments, other financial assets and liabilities at fair value through net earnings and share-based compensation expenses (recoveries). Also includes gains and losses on disposition of investments.

Adjusted EBITDA

Adjusted EBITDA is net earnings before net finance expense/income, tax expense/recoveries, depreciation and amortization of property, plant and equipment and deferred revenue, as well as certain other adjustments. Hudbay calculates adjusted EBITDA by excluding certain adjustments included within Hudbay's adjusted net earnings attributable measure which reflects the underlying performance of Hudbay's core operating activities. The measure also removes the impact of non-cash items and financing costs that are not associated with measuring the underlying performance of Hudbay's operations. However, Hudbay's adjusted EBITDA is not the measure defined as EBITDA under Hudbay's senior notes or revolving credit facilities and may not be comparable with performance measures with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for earnings, which is calculated in accordance with IFRS. Hudbay provides adjusted EBITDA to help users analyze their results and to provide additional information about Hudbay's ongoing cash generating potential in order to assess its capacity to service and repay debt, carry out investments and cover working capital needs.

The following table presents the reconciliation of earnings per the condensed consolidated interim statements of income, to adjusted EBITDA for the three months ended September 30 and June 30, 2025 and September 30, 2024 and nine months ended September 30, 2025 and 2024:

	Three months ended			Nine months ended
(in $ millions)	Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024
Earnings for the period	222.4	114.7	50.3	436.3	48.5
Add back:
Tax expense	108.1	38.4	29.4	218.6	99.4
Net finance expense	19.6	-	26.0	34.0	114.3
Other operating expense	9.1	7.1	7.8	21.4	35.3
Depreciation and amortization	82.7	96.4	97.5	287.2	304.4
Amortization of deferred revenue and variable consideration adjustment	(6.3)	(15.4)	(9.6)	(51.0)	(44.3)
Adjusting items (pre-tax):
Impairment reversal	(322.3)	-	-	(322.3)	-
Consideration received from previously sold non-core project	(14.9)	-	-	(14.9)	-
Re-evaluation adjustment - environmental provision	1.4	(13.8)	2.0	0.4	(6.0)
Inventory adjustments	(1.3)	3.5	1.6	3.4	1.6
Overhead costs incurred during Manitoba temporary suspension (cash)	16.0	3.2	-	19.2	-
Overhead costs incurred during Peru temporary suspension (cash)	7.3	-	-	7.3	-
Option agreement proceeds (Marubeni)	1.1	1.0	-	3.6	0.4
Realized loss on non-QP hedges	-	(0.4)	(2.1)	(2.3)	(4.7)
Share-based compensation expense [1]	19.7	10.5	3.1	34.1	17.1
Adjusted EBITDA	142.6	245.2	206.0	675.0	566.0

1 Share-based compensation expense reflected in cost of sales and selling and administrative expenses.

Net Debt

The following table presents Hudbay's calculation of net debt as at September 30, 2025 and December 31, 2024:

(in $ millions)	Sep. 30, 2025	Dec. 31, 2024
Total debt	1,047.0	1,107.5
Cash and cash equivalents	(611.1)	(541.8)
Short-term investments	-	(40.0)
Net debt	435.9	525.7

Net Debt to Adjusted EBITDA Ratio

The following table presents Hudbay's calculation of net debt to adjusted EBITDA, both metrics have been reconciled above to the most comparable IFRS measure, as at September 30, 2025 and December 31, 2024:

(in $ millions, except net debt to adjusted EBITDA ratio)	Sep. 30, 2025	Dec. 31, 2024
Net debt	435.9	525.7
Adjusted EBITDA for the last twelve months	932.3	823.3
Net debt to adjusted EBITDA	0.5	0.6

The following table presents the reconciliation of earnings per the condensed consolidated interim statements of income, to adjusted EBITDA for the twelve months ended September 30, 2025 and December 31, 2024:

	Twelve months ended
(in $ millions)	Sep. 30, 2025	Dec. 31, 2024
Earnings for the period	455.6	67.8
Add back:
Tax expense	303.0	183.8
Net finance expense	68.4	148.7
Other expense	43.5	57.4
Depreciation and amortization	409.4	426.6
Amortization of deferred revenue and variable consideration adjustment	(77.2)	(70.5)
Adjusting items (pre-tax):
Impairment reversal	(322.3)
Consideration received from previously sold non-core project	(14.9)
Re-evaluation adjustment - environmental provision	2.9	(3.5)
Inventory adjustments	4.7	2.9
Overhead costs incurred during Manitoba temporary suspension (cash)	19.2	-
Overhead costs incurred during Peru temporary suspension (cash)	7.3	-
Option agreement proceeds (Marubeni)	3.6	0.4
Realized loss on non-QP hedges	(6.5)	(8.9)
Share-based compensation expense [1]	35.6	18.6
Adjusted EBITDA for the last twelve months	932.3	823.3

1 Share-based compensation expense reflected in cost of sales and selling and administrative expenses.

The following table presents the calculation of the last twelve months adjusted EBITDA:

	Three months ended				LTM[1]
Trailing Adjusted EBITDA (in $ millions)	Sept. 30, 2025	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024
Earnings for the period	222.4	114.7	99.2	19.3	455.6
Add back:
Tax expense	108.1	38.4	72.1	84.4	303.0
Net finance expense	19.6	-	14.4	34.4	68.4
Other expenses	9.1	7.1	5.2	22.1	43.5
Depreciation and amortization	82.7	96.4	108.1	122.2	409.4
Amortization of deferred revenue and variable consideration adjustment	(6.3)	(15.4)	(29.3)	(26.2)	(77.2)
Adjusting items (pre-tax):
Impairment reversal	(322.3)	-	-	-	(322.3)
Consideration received from previously sold non-core project	(14.9)	-	-	-	(14.9)
Re-evaluation adjustment - environmental provision	1.4	(13.8)	12.8	2.5	2.9
Inventory adjustments	(1.3)	3.5	1.2	1.3	4.7
Manitoba cost of sales charge from temporary shutdown (cash)	16.0	3.2	-	-	19.2
Peru cost of sales charge from temporary shutdown (cash)	7.3	-	-	-	7.3
Realized loss on non-QP hedges	-	(0.4)	(1.9)	(4.2)	(6.5)
Option agreement proceeds (Marubeni)	1.1	1.0	1.5	-	3.6
Share-based compensation expenses[2]	19.7	10.5	3.9	1.5	35.6
Adjusted EBITDA	142.6	245.2	287.2	257.3	932.3

1 LTM (last twelve months) as of September 30, 2025.

2 Share-based compensation expense reflected in cost of sales and administrative expenses.

Free Cash Flow

Hudbay defines free cash flow as cash generated from operations adjusted for changes in non-cash working capital, sustaining capital expenditures and cash payments from operating sites related to leases, equipment financings and community agreements. Free cash flow is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. This measure is not necessarily indicative of cash flow from operations as determined under IFRS Accounting Standards. The following table presents Hudbay's calculation of free cash flow and reconciles to the most directly comparable IFRS measure:

	Three months ended		Nine months ended
(in $ millions)	Sep. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024
Cash generated from operations	113.5	148.1	497.9	427.9
Add back:
Change in non-cash working capital	43.2	(40.2)	70.5	(31.6)
Cash sustaining capital expenditures[1]	85.5	99.9	267.7	251.5
Free cash flow	(15.2)	88.4	159.7	208.0

Cash sustaining capital expenditures[1]
Total sustaining capital costs[2]	71.2	89.3	222.3	221.5
Capitalized lease and equipment financing cash payments - operating sites	14.3	10.2	40.5	28.1
Community agreement cash payments	—	0.4	4.9	1.9
Cash sustaining capital expenditures[1]	85.5	99.9	267.7	251.5

1 Excludes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

2 See reconciliation to property, plant & equipment additions on page 60 of this MD&A.

The following table presents the calculation of the last twelve months free cash flow:

	Three months ended				LTM[1]
(in $ millions)	Sep. 30, 2025	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024
Cash generated from operations	113.5	259.9	124.8	238.1	736.3
Add back:
Change in non-cash working capital	43.2	66.0	(38.7)	6.6	77.1
Cash sustaining capital expenditures[2]	85.5	106.1	76.1	82.6	350.3
Free cash flow	(15.2)	87.8	87.4	148.9	308.9
Cash sustaining capital expenditures[2]
Total sustaining capital costs[3]	71.2	88.6	62.5	71.6	293.9
Capitalized lease and equipment financing cash payments - operating sites	14.3	13.4	12.8	10.3	50.8
Community agreement cash payments	-	4.1	0.8	0.7	5.6
Cash sustaining capital expenditures[2]	85.5	106.1	76.1	82.6	350.3

1 LTM (last twelve months) as at September 30, 2025

2 Excludes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

3 See reconciliation to property, plant & equipment additions on page 60 of this MD&A.

Cash Cost, Sustaining and All-in Sustaining Cash Cost (Copper Basis)

Cash cost per pound of copper produced ("cash cost") is a non-GAAP measure that management uses as a key performance indicator to assess the performance of its operations. Hudbay's calculation designates copper as the primary metal of production as it has been the largest component of revenues. The calculation is presented in four manners:

- Cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper produced, Hudbay's primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, affected by the relative mix of copper concentrate and zinc concentrate production, where an increase in production of zinc concentrate will tend to result in an increase in cash cost under this measure.

- Cash cost, net of by-product credits - In order to calculate the net cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold, and silver are significant and are integral to the economics of Hudbay's operations. The economics that support Hudbay's decision to produce and sell copper would be different if Hudbay did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure its operating performance versus that of its competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

- Sustaining cash cost, net of by-product credits - This measure is an extension of cash cost that includes cash sustaining capital expenditures, including payments on capitalized leases, capitalized sustaining exploration, net smelter returns royalties, payments on certain long-term community agreements, as well as accretion and amortization for expected decommissioning activities for producing assets. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than cash cost, which is focused on operating costs only.

- All-in sustaining cash cost, net of by-product credits - This measure is an extension of sustaining cash cost that includes corporate G&A, regional costs, accretion and amortization for community agreements relating to current operations, and accretion for expected decommissioning activities for non-producing sites. Due to the inclusion of corporate selling and administrative expenses, all-in sustaining cash cost is presented on a consolidated basis only.

The tables below present a detailed build-up of cash cost and sustaining cash cost, net of by-product credits, by business unit in addition to consolidated all-in sustaining cash cost, net of by-product credits, and reconciliations between cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three months ended September 30, and June 30, 2025 and September 30, 2024 and nine months ended September 30, 2025 and September 30, 2024. Cash cost, net of by-product credits may not calculate exactly based on amounts presented in the tables below due to rounding.

Consolidated	Three months ended			Nine months ended
(in thousands)	Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024
Peru	39,934	47,863	46,782	132,535	143,329
Manitoba	1,856	3,554	7,491	13,058	20,258
British Columbia	11,572	14,626	14,850	42,062	45,148
Net pounds of copper produced[1]	53,362	66,043	69,123	187,655	208,735

1 Contained copper in concentrate.

Consolidated	Three months ended
	Sep. 30, 2025		Jun. 30, 2025		Sep. 30, 2024
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, before by-product credits	198.0	3.71	245.6	3.72	259.4	3.75
By-product credits	(175.8)	(3.29)	(247.3)	(3.74)	(246.7)	(3.57)
Cash cost, net of by-product credits	22.2	0.42	(1.7)	(0.02)	12.7	0.18

Consolidated	Nine months ended
	Sep. 30, 2025		Sep. 30, 2024
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb
Cash cost, before by-product credits	697.3	3.71	798.7	3.83
By-product credits	(707.8)	(3.77)	(702.1)	(3.37)
Cash cost, net of by-product credits	(10.5)	(0.06)	96.6	0.46

Consolidated	Three months ended
	Sep. 30, 2025		Jun. 30, 2025		Sep. 30, 2024
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	70.2	1.32	85.8	1.30	90.7	1.31
Milling	75.8	1.42	92.6	1.40	85.1	1.23
G&A	31.8	0.59	43.1	0.66	38.0	0.55
Onsite costs	177.8	3.33	221.5	3.36	213.8	3.09
Treatment & refining	5.3	0.10	3.3	0.05	21.2	0.31
Freight & other	14.9	0.28	20.8	0.31	24.4	0.35
Cash cost, before by-product credits	198.0	3.71	245.6	3.72	259.4	3.75

Consolidated	Nine months ended
	Sep. 30, 2025		Sep. 30, 2024
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb
Mining	247.2	1.32	286.0	1.37
Milling	249.0	1.32	256.7	1.23
G&A	118.5	0.63	111.4	0.53
Onsite costs	614.7	3.27	654.1	3.13
Treatment & refining	22.6	0.12	71.4	0.35
Freight & other	60.0	0.32	73.2	0.35
Cash cost, before by-product credits	697.3	3.71	798.7	3.83

Consolidated	Three months ended
	Sep. 30, 2025		Jun. 30, 2025		Sep. 30, 2024
Supplementary cash cost information	$ millions	$/lb [1]	$ millions	$/lb [1]	$ millions	$/lb [1]
By-product credits[2]:
Zinc	9.9	0.18	7.3	0.11	24.2	0.35
Gold[3]	134.8	2.53	195.8	2.96	189.1	2.73
Silver[3]	13.9	0.26	23.4	0.35	18.3	0.27
Molybdenum & other	17.2	0.32	20.8	0.32	15.1	0.22
Total by-product credits	175.8	3.29	247.3	3.74	246.7	3.57
Reconciliation to IFRS:
Cash cost, net of by-product credits	22.2		(1.7)		12.7
By-product credits	175.8		247.3		246.7
Treatment and refining charges	(5.3)		(3.3)		(21.2)
Inventory adjustments	(1.3)		3.5		1.6
Share-based compensation expense	1.7		0.9		0.3
Past service costs	-		-		2.8
Change in product inventory	(19.6)		11.4		1.8
Royalties	2.0		2.2		3.8
Overhead costs incurred during Manitoba temporary suspension (cash)	16.0		3.2		-
Overhead costs incurred during Peru temporary suspension (cash)	7.3		-		-
Depreciation and amortization[4]	82.7		96.4		97.5
Cost of sales[5]	281.5		359.9		346.0

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 32 of this MD&A for these figures.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the three months ended September 30, 2025 the variable consideration adjustments amounted to $nil (three months ended September 30, 2024 - $nil and June 30, 2025 - $nil).

4 Depreciation is based on concentrate sold.

5 As per consolidated interim financial statements.

Consolidated	Nine months ended
	Sep. 30, 2025		Sep. 30, 2024
Supplementary cash cost information	$ millions	$/lb1	$ millions	$/lb1
By-product credits[2]:
Zinc	31.0	0.17	53.8	0.26
Gold[3]	556.0	2.95	535.1	2.57
Silver[3]	63.4	0.34	59.4	0.28
Molybdenum & other	57.4	0.31	53.8	0.26
Total by-product credits	707.8	3.77	702.1	3.37
Reconciliation to IFRS:
Cash cost, net of by-product credits	(10.5)		96.6
By-product credits	707.8		702.1
Treatment and refining charges	(22.6)		(71.4)
Inventory adjustments	3.4		1.6
Share-based compensation expense	3.3		1.3
Past service costs	-		2.8
Change in product inventory	3.8		21.3
Royalties	6.1		8.2
Overhead costs incurred during Manitoba temporary suspension (cash)	19.2		-
Overhead costs incurred during Peru temporary suspension (cash)	7.3		-
Depreciation and amortization[4]	287.2		304.4
Cost of sales[5]	1,005.0		1,066.9

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 33 of this MD&A for these figures.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the nine months ended September 30, 2025 the variable consideration adjustments amounted to a gain of $9.9 million (nine months ended September 30, 2024 - loss of $3.8 million).

4 Depreciation is based on concentrate sold.

5 As per consolidated interim financial statements.

Peru	Three months ended			Nine months ended
(in thousands)	Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024
Net pounds of copper produced[1]	39,934	47,863	46,782	132,535	143,329

1 Contained copper in concentrate.

Peru	Three months ended
	Sep. 30, 2025		Jun. 30, 2025		Sep. 30, 2024
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	34.8	0.87	28.1	0.59	37.7	0.81
Milling	40.8	1.02	57.8	1.21	48.5	1.04
G&A	19.3	0.48	23.2	0.48	19.9	0.42
Onsite costs	94.9	2.37	109.1	2.28	106.1	2.27
Treatment & refining	3.4	0.08	(0.1)	0.00	11.4	0.24
Freight & other	9.4	0.24	12.4	0.25	14.1	0.30

Cash cost, before by-product credits	107.7	2.69	121.4	2.53	131.6	2.81
By-product credits	(55.5)	(1.39)	(51.8)	(1.08)	(47.2)	(1.01)

Cash cost, net of by-product credits	52.2	1.30	69.6	1.45	84.4	1.80

Peru	Nine months ended
	Sep. 30, 2025		Sep. 30, 2024
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb
Mining	93.9	0.71	98.2	0.69
Milling	143.0	1.08	143.5	1.00
G&A	65.0	0.49	62.3	0.43
Onsite costs	301.9	2.28	304.0	2.12
Treatment & refining	10.0	0.07	37.4	0.26
Freight & other	37.0	0.28	43.3	0.30

Cash cost, before by-product credits	348.9	2.63	384.7	2.68
By-product credits	(177.5)	(1.34)	(201.8)	(1.40)

Cash cost, net of by-product credits	171.4	1.29	182.9	1.28

Peru	Three months ended
	Sep. 30, 2025		Jun. 30, 2025		Sep. 30, 2024
Supplementary cash cost information	$ millions	$/lb [1]	$ millions	$/lb [1]	$ millions	$/lb [1]
By-product credits[2]:
Gold[3]	31.3	0.78	17.3	0.36	22.9	0.49
Silver[3]	7.0	0.18	13.7	0.29	9.2	0.20
Molybdenum	17.2	0.43	20.8	0.43	15.1	0.32
Total by-product credits	55.5	1.39	51.8	1.08	47.2	1.01
Reconciliation to IFRS:
Cash cost, net of by-product credits	52.2		69.6		84.4
By-product credits	55.5		51.8		47.2
Treatment and refining charges	(3.4)		0.1		(11.4)
Inventory adjustments	(1.3)		1.1		0.2
Share-based compensation expenses	0.2		0.2		0.1
Change in product inventory	(26.9)		4.0		1.1
Royalties	1.5		1.0		2.2
Overhead costs incurred during Peru temporary suspension (cash)	7.3		-		-
Depreciation and amortization[4]	50.0		56.0		57.2
Cost of sales[5]	135.1		183.8		181.0

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per the consolidated interim financial statements.

Peru	Nine months ended
	Sep. 30, 2025		Sep. 30, 2024
Supplementary cash cost information	$ millions	$/lb [1]	$ millions	$/lb [1]
By-product credits[2]:
Gold[3]	83.6	0.63	114.0	0.79
Silver[3]	36.3	0.27	34.5	0.24
Molybdenum	57.6	0.44	53.3	0.37
Total by-product credits	177.5	1.34	201.8	1.40
Reconciliation to IFRS:
Cash cost, net of by-product credits	171.4		182.9
By-product credits	177.5		201.8
Treatment and refining charges	(10.0)		(37.4)
Inventory adjustments	0.2		0.2
Share-based compensation expenses	0.5		0.4
Change in product inventory	(9.1)		16.3
Royalties	3.6		5.2
Overhead costs incurred during Peru temporary suspension (cash)	7.3		-
Depreciation and amortization[4]	174.2		187.1
Cost of sales[5]	515.6		556.5

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per the consolidated interim financial statements.

British Columbia	Three months ended			Nine months ended
(in thousands)	Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024
Net pounds of copper produced[1]	11,572	14,626	14,850	42,062	45,148

1 Contained copper in concentrate.

British Columbia	Three months ended
	Sep. 30, 2025		Jun. 30, 2025		Sep. 30, 2024
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	19.6	1.69	24.2	1.65	12.9	0.87
Milling	29.1	2.52	21.4	1.46	19.7	1.33
G&A	7.1	0.61	6.1	0.42	5.7	0.39
Onsite costs	55.8	4.82	51.7	3.53	38.3	2.59
Treatment & refining	1.0	0.09	2.1	0.14	3.3	0.22
Freight & other	3.0	0.26	3.3	0.24	3.1	0.20

Cash cost, before by-product credits	59.8	5.17	57.1	3.91	44.7	3.01
By-product credits	(22.7)	(1.96)	(22.2)	(1.52)	(17.9)	(1.20)

Cash cost, net of by-product credits	37.1	3.21	34.9	2.39	26.8	1.81

British Columbia	Nine months ended
	Sep. 30, 2025		Sep. 30, 2024
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb
Mining	65.7	1.56	61.0	1.35
Milling	72.3	1.72	64.6	1.43
G&A	19.5	0.46	15.0	0.34
Onsite costs	157.5	3.74	140.6	3.12
Treatment & refining	6.7	0.16	11.0	0.24
Freight & other	9.7	0.23	10.8	0.24

Cash cost, before by-product credits	173.9	4.13	162.4	3.60
By-product credits	(63.2)	(1.50)	(41.9)	(0.93)

Cash cost, net of by-product credits	110.7	2.63	120.5	2.67

British Columbia	Three months ended
	Sep. 30, 2025		Jun. 30, 2025		Sep. 30, 2024
Supplementary cash cost information	$ millions	$/lb [1]	$ millions	$/lb [1]	$ millions	$/lb [1]
By-product credits[2]:
Gold	20.4	1.76	19.8	1.35	16.3	1.09
Silver	2.3	0.20	2.4	0.17	1.6	0.11
Total by-product credits	22.7	1.96	22.2	1.52	17.9	1.20
Reconciliation to IFRS:
Cash cost, net of by-product credits	37.1		34.9		26.8
By-product credits	22.7		22.2		17.9
Treatment and refining charges	(1.0)		(2.1)		(3.3)
Inventory adjustments	-		1.4		-
Change in product inventory	4.2		3.6		(0.5)
Share-based compensation expense	0.5		0.2		-
Royalties	0.5		1.2		1.6
Depreciation and amortization[3]	16.4		16.8		12.6
Cost of sales[4]	80.4		78.2		55.1

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Depreciation is based on concentrate sold.

4 As per consolidated interim financial statements.

British Columbia	Nine months ended
	Sep. 30, 2025		Sep. 30, 2024
Supplementary cash cost information	$ millions	$/lb [1]	$ millions	$/lb [1]
By-product credits[2]:
Gold	56.3	1.34	36.0	0.80
Silver	6.9	0.16	5.9	0.13
Total by-product credits	63.2	1.50	41.9	0.93
Reconciliation to IFRS:
Cash cost, net of by-product credits	110.7		120.5
By-product credits	63.2		41.9
Treatment and refining charges	(6.7)		(11.0)
Inventory adjustments	2.2		-
Change in product inventory	7.0		6.8
Share-based compensation expense	1.0		-
Royalties	2.5		3.0
Depreciation and amortization[3]	49.2		38.3
Cost of sales[4]	229.1		199.5

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Depreciation is based on concentrate sold.

4 As per consolidated interim financial statements.

Consolidated	Three months ended
	Sep. 30, 2025		Jun. 30, 2025		Sep. 30, 2024
All-in sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	22.2	0.42	(1.7)	(0.02)	12.7	0.18
Cash sustaining capital expenditures	87.5	1.64	108.3	1.64	101.6	1.47
Royalties	2.0	0.03	2.2	0.03	3.8	0.06

Sustaining cash cost, net of by-product credits	111.7	2.09	108.8	1.65	118.1	1.71
Corporate selling and administrative expenses & regional costs	33.0	0.62	22.1	0.33	12.8	0.18
Accretion and amortization of decommissioning and community agreements[1]	3.9	0.07	3.2	0.05	3.9	0.06

All-in sustaining cash cost, net of by-product credits	148.6	2.78	134.1	2.03	134.8	1.95

Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	97.6		93.6		76.7
Capitalized stripping net additions	43.2		53.8		49.2
Total accrued capital additions	140.8		147.4		125.9
Less other non-sustaining capital costs[2]	69.6		58.8		36.6

Total sustaining capital costs	71.2		88.6		89.3
Capitalized lease & equipment financing cash payments - operating sites	14.3		13.4		10.2
Community agreement cash payments	-		4.1		0.4
Accretion and amortization of decommissioning and restoration obligations [3]	2.0		2.2		1.7
Cash sustaining capital expenditures	87.5		108.3		101.6

1 Includes accretion of decommissioning liability relating to non-producing sites, and accretion and amortization of community agreements capitalized to Other assets.

2 Other non-sustaining capital costs include Arizona capitalized costs, capitalized interest, capitalized exploration, right-of-use lease asset additions, equipment financing asset additions, growth capital expenditures and reclassification related to capital spares.

3 Includes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

Consolidated	Nine months ended
	Sep. 30, 2025		Sep. 30, 2024
All-in sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	(10.5)	(0.06)	96.6	0.46
Cash sustaining capital expenditures	274.0	1.46	256.9	1.23
Royalties	6.1	0.04	8.2	0.04

Sustaining cash cost, net of by-product credits	269.6	1.44	361.7	1.73
Corporate selling and administrative expenses & regional costs	70.4	0.37	50.7	0.24
Accretion and amortization of decommissioning and community agreements[1]	9.1	0.05	14.5	0.07

All-in sustaining cash cost, net of by-product credits	349.1	1.86	426.9	2.04

Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	259.4		198.1
Capitalized stripping net additions	138.3		124.6
Total accrued capital additions	397.7		322.7
Less other non-sustaining capital costs[2]	175.4		101.2
Total sustaining capital costs	222.3		221.5
Capitalized lease & equipment financing cash payments - operating sites	40.5		28.1
Community agreement cash payments	4.9		1.9
Accretion and amortization of decommissioning and restoration obligations [3]	6.3		5.4
Cash sustaining capital expenditures	274.0		256.9

1 Includes accretion of decommissioning liability relating to non-producing sites, and accretion and amortization of community agreements capitalized to Other assets.

2 Other non-sustaining capital costs include Arizona capitalized costs, capitalized interest, capitalized exploration, right-of-use lease asset additions, equipment financing asset additions, growth capital expenditures and reclassification related to capital spares.

3 Includes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

Peru	Three months ended
	Sep. 30, 2025		Jun. 30, 2025		Sep. 30, 2024
Sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	52.2	1.30	69.6	1.45	84.4	1.80
Cash sustaining capital expenditures	30.5	0.77	55.1	1.15	43.7	0.93
Royalties	1.5	0.04	1.0	0.03	2.2	0.05

Sustaining cash cost per pound of copper produced	84.2	2.11	125.7	2.63	130.3	2.78

Peru	Nine months ended
	Sep. 30, 2025		Sep. 30, 2024
Sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	171.4	1.29	182.9	1.28
Cash sustaining capital expenditures	120.9	0.91	107.3	0.75
Royalties	3.6	0.03	5.2	0.04

Sustaining cash cost per pound of copper produced	295.9	2.23	295.4	2.07

British Columbia	Three months ended
	Sep. 30, 2025		Jun. 30, 2025		Sep. 30, 2024
Sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	37.1	3.21	34.9	2.39	26.8	1.81
Cash sustaining capital expenditures	48.4	4.18	39.6	2.71	46.6	3.14
Royalties	0.5	0.04	1.2	0.08	1.6	0.11

Sustaining cash cost per pound of copper produced	86.0	7.43	75.7	5.18	75.0	5.06

British Columbia	Nine months ended
	Sep. 30, 2025		Sep. 30, 2024
Sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	110.7	2.63	120.5	2.67
Cash sustaining capital expenditures	115.8	2.75	109.1	2.41
Royalties	2.5	0.06	3.0	0.07

Sustaining cash cost per pound of copper produced	229.0	5.44	232.6	5.15

Gold Cash Cost and Gold Sustaining Cash Cost

Cash cost per ounce of gold produced ("gold cash cost") is a non-GAAP measure that management uses as a key performance indicator to assess the performance of Hudbay's Manitoba operations. This alternative cash cost calculation designates gold as the primary metal of production as it represents a substantial component of revenues for Hudbay's Manitoba business unit and should therefore be less volatile over time than Manitoba cash cost per pound of copper. The calculation is presented in three manners:

- Gold cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only ounces of gold produced, the assumed primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals.

- Gold cash cost, net of by-product credits - In order to calculate the net cost to produce and sell gold, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than gold. The by-product revenues from copper, zinc, and silver are significant and are integral to the economics of Hudbay's Manitoba operation. The economics that support its decision to produce and sell gold would be different if Hudbay did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum gold price consistent with positive operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure Hudbay's operating performance at its Manitoba operation versus that of its competitors. However, it is important to understand that if by-product metal prices decline alongside gold prices, the gold cash cost net of by-product credits would increase, requiring a higher gold price than that reported to maintain positive cash flows and operating margins.

- Gold sustaining cash cost, net of by-product credits - This measure is an extension of gold cash cost that includes cash sustaining capital expenditures, capitalized exploration, net smelter returns royalties, as well as accretion and amortization for expected decommissioning activities for producing assets. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than gold cash cost, which is focused on operating costs only.

The tables below present a detailed build-up of gold cash cost and gold sustaining cash cost, net of by-product credits, for the Manitoba business unit, and reconciliations between gold cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three months ended September 30, and June 30, 2025 and September 30, 2024 and nine months ended September 30, 2025 and 2024. Gold cash cost, net of by-product credits, may not calculate exactly based on amounts presented in the tables below due to rounding.

Manitoba	Three months ended			Nine months ended
(in thousands)	Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024
Net ounces of gold produced[1]	22,441	43,235	62,468	126,030	162,787

1 Contained gold in concentrate and doré.

Manitoba	Three months ended
	Sep. 30, 2025		Jun. 30, 2025		Sep. 30, 2024
Cash cost per ounce of gold produced	$ millions	$/oz1	$ millions	$/oz1	$ millions	$/oz1
Mining	15.8	704	33.5	775	40.1	642
Milling	5.9	263	13.4	310	16.9	271
G&A	5.4	241	13.8	319	12.4	198
Onsite costs	27.1	1,208	60.7	1,404	69.4	1,111
Treatment & refining	0.9	40	1.3	30	6.5	104
Freight & other	2.5	111	5.1	118	7.2	117
Cash cost, before by-product credits	30.5	1,359	67.1	1,552	83.1	1,332
By-product credits	(22.0)	(980)	(36.4)	(842)	(60.0)	(960)

Gold cash cost, net of by-product credits	8.5	379	30.7	710	23.1	372

Manitoba	Nine months ended
	Sep. 30, 2025		Sep 30, 2024
Cash cost per ounce of gold produced	$ millions	$/oz1	$ millions	$/oz1
Mining	87.6	695	126.8	779
Milling	33.7	267	48.6	298
G&A	34.0	270	34.1	210
Onsite costs	155.3	1,232	209.5	1,287
Treatment & refining	5.9	47	23.0	141
Freight & other	13.3	106	19.0	118
Cash cost, before by-product credits	174.5	1,385	251.5	1,546
By-product credits	(112.6)	(894)	(153.1)	(940)
Gold cash cost, net of by-product credits	61.9	491	98.4	606

Manitoba	Three months ended
Supplementary cash cost information	Sep. 30, 2025		Jun. 30, 2025		Sep. 30, 2024
	$ millions	$/oz [1]	$ millions	$/oz1	$ millions	$/oz [1]
By-product credits[2]:
Copper	7.4	330	21.8	504	28.2	451
Zinc	9.9	441	7.3	169	24.3	389
Silver	4.7	209	7.3	169	7.5	120
Total by-product credits	22.0	980	36.4	842	60.0	960
Reconciliation to IFRS:
Cash cost, net of by-product credits	8.5		30.7		23.1
By-product credits	22.0		36.4		60.0
Treatment and refining charges	(0.9)		(1.3)		(6.5)
Past service costs	-		-		2.8
Share-based compensation expenses	1.0		0.5		0.2
Inventory adjustments	-		1.0		1.4
Change in product inventory	3.1		3.8		1.2
Overhead costs incurred during Manitoba temporary suspension (cash)	16.0		3.2		-
Depreciation and amortization[3]	16.3		23.6		27.7
Cost of sales[4]	66.0		97.9		109.9

1 Per ounce of gold produced.

2 By-product credits are computed as revenue per financial statements, amortization of deferred revenue and pricing and volume adjustments.

3 Depreciation is based on concentrate sold.

4 As per consolidated interim financial statements.

Manitoba	Nine months ended
Supplementary cash cost information	Sep. 30, 2025		Sep. 30, 2024
	$ millions	$/oz [1]	$ millions	$/oz [1]
By-product credits[2]:
Copper	61.5	488	79.7	490
Zinc	31.0	246	53.8	330
Silver	20.3	161	19.1	117
Other	(0.2)	(1)	0.5	3
Total by-product credits	112.6	894	153.1	940
Reconciliation to IFRS:
Cash cost, net of by-product credits	61.9		98.4
By-product credits	112.6		153.1
Treatment and refining charges	(5.9)		(23.0)
Past service costs	-		2.8
Share-based compensation expenses	1.8		0.9
Inventory adjustments	1.0		1.4
Change in product inventory	5.9		(1.7)
Overhead costs incurred during Manitoba temporary suspension (cash)	19.2		-
Depreciation and amortization[3]	63.8		79.0
Cost of sales[4]	260.3		310.9

1 Per ounce of gold produced.

2 By-product credits are computed as revenue per financial statements, amortization of deferred revenue and pricing and volume adjustments.

3 Depreciation is based on concentrate sold.

4 As per consolidated interim financial statements.

Manitoba	Three months ended
	Sep. 30, 2025		Jun. 30, 2025		Sep. 30, 2024
Sustaining cash cost per ounce of gold produced	$ millions	$/oz	$ millions	$/oz	$ millions	$/oz
Gold cash cost, net of by-product credits	8.5	379	30.7	710	23.1	372
Cash sustaining capital expenditures	8.6	383	13.6	315	11.3	181
Sustaining cash cost per ounce of gold produced	17.1	762	44.3	1,025	34.4	553

Manitoba	Nine months ended
	Sep. 30, 2025		Sep. 30, 2024
Sustaining cash cost per ounce of gold produced	$ millions	$/oz	$ millions	$/oz
Gold cash cost, net of by-product credits	61.9	491	98.4	606
Cash sustaining capital expenditures	37.3	296	40.5	249
Sustaining cash cost per ounce of gold produced	99.2	787	138.9	855

Combined Unit Cost

Combined unit cost ("unit cost") and zinc plant unit cost is a non-GAAP measure that management uses as a key performance indicator to assess the performance of Hudbay's mining and milling operations. Combined unit cost is calculated by dividing the cost of sales by mill throughput. This measure is utilized by management and investors to assess Hudbay's cost structure and margins and compare it to similar information provided by other companies in the industry. Unlike cash cost, this measure is not impacted by variability in by-product commodity prices since there are no by-product deductions; costs associated with profit-sharing and similar costs are excluded because of their correlation to external metal prices. In addition, the unit costs are reported in the functional currency of the operation which minimizes the impact of foreign currency fluctuations. In all, the unit cost measures provide an alternative perspective on operating cost performance with minimal impact from external market prices.

The tables below present a detailed combined unit cost for the Peru and Manitoba business units, and reconciliations between these measures to the most comparable IFRS measures of cost of sales for the three months ended September 30, 2025 and 2024 and June 30, 2025 and nine months ended September 30, 2025 and 2024.

Peru	Three months ended			Nine months ended
(in millions except ore tonnes milled and unit cost per tonne)	Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024
Combined unit cost per tonne processed
Mining	34.8	28.1	37.7	93.9	98.2
Milling	40.8	57.8	48.5	143.0	143.5
G&A1	19.3	23.2	19.9	65.0	62.3
Less: Other G&A2	(3.8)	(6.4)	(2.0)	(18.1)	(13.8)
Unit cost	91.1	102.7	104.1	283.8	290.2
Tonnes ore milled (in thousands)	6,992	7,559	8,137	22,665	23,934
Combined unit cost per tonne	13.03	13.59	12.78	12.52	12.12
Reconciliation to IFRS:
Unit cost	91.1	102.7	104.1	283.8	290.2
Freight & other	9.4	12.4	14.1	37.0	43.3
Other G&A	3.8	6.4	2.0	18.1	13.8
Share-based compensation expenses	0.2	0.2	0.1	0.5	0.4
Inventory adjustments	(1.3)	1.1	0.2	0.2	0.2
Change in product inventory	(26.9)	4.0	1.1	(9.1)	16.3
Royalties	1.5	1.0	2.2	3.6	5.2
Overhead costs incurred during Peru temporary suspension (cash)	7.3	-	-	7.3	-
Depreciation and amortization	50.0	56.0	57.2	174.2	187.1
Cost of sales[3]	135.1	183.8	181.0	515.6	556.5

1 G&A as per cash cost reconciliation above.

2 Other G&A primarily includes profit sharing costs.

4 As per consolidated interim financial statements.

Manitoba	Three months ended			Nine months ended
(in millions except tonnes ore milled and unit cost per tonne)	Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024
Combined unit cost per tonne processed
Mining	15.8	33.5	40.1	87.6	126.8
Milling	5.9	13.4	16.9	33.7	48.6
G&A1	5.4	13.8	12.4	34.0	34.1
Less: Other G&A related to profit sharing costs	(1.8)	(7.2)	(5.4)	(16.2)	(12.9)
Unit cost	25.3	53.5	64.0	139.1	196.6
USD/CAD implicit exchange rate	1.39	1.38	1.36	1.41	1.37
Unit cost - C$	35.3	73.9	87.4	195.7	268.5
Tonnes ore milled	136,705	307,138	413,919	848,253	1,201,112
Combined unit cost per tonne - C$	258	241	211	231	224
Reconciliation to IFRS:
Unit cost	25.3	53.5	64.0	139.1	196.6
Freight & other	2.5	5.1	7.2	13.3	19.0
Other G&A related to profit sharing	1.8	7.2	5.4	16.2	12.9
Share-based compensation expenses	1.0	0.5	0.2	1.8	0.9
Inventory adjustments	-	1.0	1.4	1.0	1.4
Past service costs	-	-	2.8	-	2.8
Change in product inventory	3.1	3.8	1.2	5.9	(1.7)
Overhead costs incurred during Manitoba temporary suspension (cash)	16.0	3.2	-	19.2	-
Depreciation and amortization	16.3	23.6	27.7	63.8	79.0
Cost of sales[2]	66.0	97.9	109.9	260.3	310.9

1 G&A as per cash cost reconciliation above.

2 As per consolidated interim financial statements.

British Columbia	Three months ended			Nine months ended
(in millions except tonnes ore milled and unit cost per tonne)	Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024	Sep. 30, 2025	Sep. 30, 2024
Combined unit cost per tonne processed
Mining	19.6	24.2	12.9	65.7	61.0
Milling	29.1	21.4	19.7	72.3	64.6
G&A1	7.1	6.1	5.7	19.5	15.0
Unit cost	55.8	51.7	38.3	157.5	140.6
USD/CAD implicit exchange rate	1.38	1.38	1.35	1.39	1.35
Unit cost - C$	77.3	71.1	52.4	219.5	191.2
Tonnes ore milled	3,087	2,900	3,363	8,748	9,776
Combined unit cost per tonne - C$	25.02	24.51	15.58	25.09	19.56
Reconciliation to IFRS:
Unit cost	55.8	51.7	38.3	157.5	140.6
Freight & other	3.0	3.3	3.1	9.7	10.8
Change in product inventory	4.2	3.6	(0.5)	7.0	6.8
Shared based compensation	0.5	0.2	-	1.0	-
Inventory adjustments	-	1.4	-	2.2	-
Royalties	0.5	1.2	1.6	2.5	3.0
Depreciation and amortization	16.4	16.8	12.6	49.2	38.3
Cost of sales[2]	80.4	78.2	55.1	229.1	199.5

1 G&A as per cash cost reconciliation above.

2 As per consolidated interim financial statements.

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

New standards issued but not yet effective

For information on new standards issued but not yet effective, refer to note 3 of Hudbay's September 30, 2025 consolidated interim financial statements.

Estimates and judgements

The preparation of the consolidated interim financial statements in accordance with IFRS requires Hudbay to make judgements, estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated interim financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

Hudbay reviews these estimates and underlying assumptions on an ongoing basis based on its experience and other factors, including expectations of future events that Hudbay believes to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Certain accounting estimates and judgements have been identified as being "critical" to the presentation of Hudbay's financial condition and results of operations because they require Hudbay to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

For more information on judgements and estimates, refer to note 2 of Hudbay's September 30, 2025 consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated interim financial statements for external purposes in accordance with IFRS.

Hudbay did not make any changes to ICFR during the three months ended September 30, 2025 that materially affected or are reasonably likely to materially affect Hudbay's ICFR.

NOTES TO READER

Forward-Looking Information

This MD&A contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, statements with respect to Hudbay's production, cost and capital and exploration expenditure guidance, including expectations with respect to full year results following temporary operational disruptions earlier in the year, Hudbay's ability to advance and complete the optimization of the Copper Mountain mine operation including with respect to the ongoing SAG2 conversion and configuration project and with respect to the SAG1 repairs and mill ramp-up plans, the implementation of stripping strategies and the expected benefits therefrom, the estimated timelines and pre-requisites for sanctioning the Copper World project, the consummation and timing of the JV Transaction, the satisfaction of the conditions precedent to the JV Transaction, including but not limited to receipt of regulatory approvals, expectations regarding the anticipated benefits of the JV Transaction to Hudbay, and the United States, the consummation and timing of the DFS, expectations regarding the results of any challenges to the permits for the Copper World project and the potential impact of recent policy decisions from the United States government, the expected benefits of the sanctioning of Copper World project, and the benefits, timing and consummation of the definitive agreement with Wheaton in respect of the enhanced precious metals stream, the expected benefits of Manitoba growth initiatives, including the use of the exploration drift at the 1901 deposit, and the potential utilization of excess capacity at the Stall mill, Hudbay's future deleveraging strategies and Hudbay's ability to deleverage and repay debt as needed, expectations regarding Hudbay's cash balance and liquidity and related cash management strategies, expectations regarding tax synergies, expectations regarding the ability to conduct exploration work and execute on exploration programs on its properties and to advance related drill plans, including the advancement of the exploration program at Maria Reyna and Caballito and the status and anticipated timing of the related drill permit application process, expectations regarding the prospective nature of the Maria Reyna and Caballito properties, the ability to continue mining higher-grade ore in the Pampacancha pit and Hudbay's expectations resulting therefrom, Hudbay's evaluation and assessment of opportunities to reprocess tailings using various metallurgical technologies, the anticipated impact of brownfield and greenfield growth projects on Hudbay's performance, anticipated exploration and expansion opportunities and extension of mine life in Snow Lake and Hudbay's ability to find a new anchor deposit near Hudbay's Snow Lake operations, anticipated future drill programs and exploration activities and any results expected therefrom, the enhancement of stakeholder engagement and advancement of metallurgical studies at the Mason copper project in Nevada, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of Hudbay's financial performance to metals prices, events that may affect Hudbay's operations and development projects, anticipated cash flows from operations and related liquidity requirements, the ability to successfully obtain proceeds from insurance claims, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by Hudbay at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay has identified and were applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

- the ability to achieve production, cost and capital and exploration expenditure guidance;

- no significant interruptions to Hudbay's operations due to social or political unrest in the regions Hudbay operates, including the navigation of the complex political and social environment in Peru and the resolution of grievances raised by local communities and their residents;

- the ability to ramp up to full production in a timely manner following the temporary operational disruptions earlier in the year;

- the ability to successfully close the JV Transaction;

- the ability to consummate the definitive agreement with Wheaton in respect of the enhanced precious metals;

- no interruptions to Hudbay's plans for advancing the Copper World project, including with respect to any successful challenges to the Copper World permits;

- Hudbay's ability to successfully advance and complete the optimization of the Copper Mountain operations, obtain required permits and develop and maintain good relations with key stakeholders;

- the ability to execute on its exploration plans and to advance related drill plans;

- the ability to advance the exploration program at the Maria Reyna and Caballito properties;

- the success of mining, processing, exploration and development activities;

- the scheduled maintenance and availability of Hudbay's processing facilities;

- the accuracy of geological, mining and metallurgical estimates;

- anticipated metals prices and the costs of production;

- the supply and demand for metals Hudbay produces;

- the supply and availability of all forms of energy and fuels at reasonable prices;

- no significant unanticipated operational or technical difficulties;

- no significant interruptions to operations due to adverse effects from extreme weather events, including forest fires that have affected and may continue to affect the regions in which Hudbay operates;

- the execution of Hudbay's business and growth strategies, including the success of its strategic investments and initiatives;

- the availability of additional financing, if needed;

- the ability to deleverage and repay debt, as needed;

- the ability to complete project targets on time and on budget and other events that may affect Hudbay's ability to develop Hudbay's projects;

- the timing and receipt of various regulatory and governmental approvals;

- the availability of personnel for Hudbay's exploration, development and operational projects and ongoing employee relations;

- maintaining good relations with the employees at Hudbay's operations;

- maintaining good relations with the labour unions that represent certain of Hudbay employees in Manitoba and Peru;

- maintaining good relations with the communities in which Hudbay operates, including the neighbouring Indigenous communities and local governments;

- no significant unanticipated challenges with stakeholders at Hudbay's various projects;

- no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

- no contests over title to Hudbay's properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of Hudbay's unpatented mining claims;

- the timing and possible outcome of pending litigation and no significant unanticipated litigation;

- certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and

- no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks associated with satisfying the conditions to the closing of the JV Transaction, including the timing, receipt and any conditions associated with regulatory approvals, risks associated with reaching a definitive agreement with Wheaton in respect of the enhanced precious metals stream, risks related to the failure to effectively advance and complete the optimization of the Copper Mountain mine operations including with respect to the ongoing SAG2 mill conversion and configuration project and with respect to the SAG1 repairs and mill ramp-up plans, political and social risks in the regions Hudbay operates, including the complex political and social environment in Peru and potential disruptions to operations arising from community protests and grievances, risks generally associated with the mining industry and the current geopolitical environment, including future commodity prices, the potential implementation or expansion of tariffs, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, uncertainties related to the development and operation of Hudbay's projects, the risk of an indicator of impairment or impairment reversal relating to a material mineral property, risks related to the Copper World project, including in relation to project delivery and financing risks, risks related to the Lalor mine plan, including the ability to convert inferred mineral resource estimates to higher confidence categories, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading Hudbay's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks (including any unanticipated significant interruptions to operations due to adverse effects from extreme weather events), failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of Hudbay's reserves, volatile financial markets and interest rates that may affect Hudbay's ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay's ability to comply with Hudbay's pension and other post-retirement obligations, Hudbay's ability to abide by the covenants in Hudbay's debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Risk Factors" in Hudbay's most recent Annual Information Form which is available on the Company's SEDAR+ profile at www.sedarplus.ca and the Company's EDGAR profile at www.sec.gov.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

Qualified Persons and NI 43-101

The technical and scientific information in this MD&A related to Hudbay's material mineral projects other than the Copper Mountain mine has been approved by Olivier Tavchandjian, P. Geo, Senior Vice President, Exploration and Technical Services. Mr. Tavchandjian is a qualified person pursuant to National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

The technical and scientific information in this MD&A related to the Copper Mountain mine has been approved by Marc-Andre Brulotte, P. Geo, Director, Global Exploration and Resource Evaluation. Mr. Brulotte is a qualified person pursuant to NI 43-101.

For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material mineral properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for Hudbay's material properties as filed by the Company on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

SUMMARY OF HISTORICAL RESULTS

The following unaudited tables set out a summary of quarterly and annual results for the Company.

		Q3 2025	Q2 2025	Q1 2025	2024 [4]	Q4 2024	Q3 2024	Q2 2024	Q1 2024	2023 [4]	Q4 2023	Q3 2023
Consolidated Financial Condition ($ millions)
Cash and cash equivalents and short-term investments		$611.1	$625.5	$582.6	$581.8	$581.8	$483.3	$523.8	$284.4	$249.8	$249.8	$245.2
Total long-term debt		1,047.0	1,059.6	1,108.7	1,107.5	1,107.5	1,108.9	1,155.6	1,278.6	1,287.5	1,287.5	1,377.4
Net debt[1]		435.9	434.1	526.1	525.7	525.7	625.6	631.8	994.2	1,037.7	1,037.7	1,132.2
Free cash flow		(15.2)	87.8	87.4	357.1	148.9	88.4	32.5	87.2	320.2	160.5	111.6
Consolidated Financial Performance ($ millions except per share amounts)
Revenue		$346.8	$536.4	$594.9	$2,021.2	$584.9	$485.8	$425.5	$525.0	$1,690.0	$602.2	$480.5
Cost of sales		281.5	359.9	363.6	1,467.4	400.5	346.0	347.9	373.0	1,297.5	405.4	374.1
Earnings (loss) before tax		330.5	153.1	171.3	251.6	103.7	79.7	0.4	67.8	151.8	81.0	84.1
Net (loss) earnings		222.4	114.7	99.2	67.8	19.3	50.3	(20.3)	18.5	69.5	33.5	45.5
Net (loss) earnings attributable to owners[1]		222.4	117.7	100.4	76.7	21.2	49.7	(16.5)	22.3	66.4	30.7	45.1
Basic and diluted (loss) earnings per share attributable to owners		$0.56	$0.30	$0.25	$0.20	$0.05	$0.13	$(0.04)	$0.06	$0.22	$0.09	$0.13
Adjusted (loss) earnings per share attributable to owners [1]		$0.03	$0.19	$0.24	$0.48	$0.18	$0.13	$0.00	$0.17	$0.23	$0.20	$0.07
Operating cash flow before change in non-cash working capital		70.3	193.9	163.5	691.1	231.5	188.3	123.7	147.5	570.0	246.5	182.0
Adjusted EBITDA [1]		142.6	245.2	287.2	823.3	257.3	206.0	145.0	215.0	647.8	274.4	190.7
Consolidated Operational Performance
Contained metal in concentrate and doré produced [2]
Copper	tonnes	24,205	29,956	30,958	137,943	43,262	31,354	28,578	34,749	131,691	45,450	41,964
Gold	ounces	53,581	56,271	73,784	332,240	94,161	89,073	58,614	90,392	310,429	112,776	101,417
Silver	ounces	730,394	814,989	919,775	3,983,851	1,311,658	985,569	738,707	947,917	3,575,234	1,197,082	1,063,032
Zinc	tonnes	548	5,130	6,265	33,339	8,385	8,069	8,087	8,798	34,642	5,747	10,291
Molybdenum	tonnes	185	375	397	1,323	195	362	369	397	1,566	397	466
Payable metal in concentrate and doré sold
Copper	tonnes	18,280	30,354	31,768	125,094	37,927	27,760	25,799	33,608	124,996	44,006	39,371
Gold	ounces	38,279	62,466	75,092	335,342	92,734	73,232	61,295	108,081	276,893	104,840	74,799
Silver	ounces	418,418	894,160	1,006,968	3,549,816	1,150,518	663,413	667,036	1,068,848	3,145,166	1,048,877	748,955
Zinc [3]	tonnes	3,452	2,871	4,857	25,120	5,261	8,607	5,133	6,119	28,779	7,385	7,125
Molybdenum	tonnes	269	427	448	1,287	182	343	347	415	1,462	468	426
Cash cost [1]	$/lb	$0.42	$(0.02)	$(0.45)	$0.46	$0.45	$0.18	$1.14	$0.16	$0.80	$0.16	$1.10
Sustaining cash cost [1]	$/lb	$2.09	$1.65	$0.72	$1.62	$1.37	$1.71	$2.65	$1.00	$1.72	$1.09	$1.89
All-in sustaining cash cost [1]	$/lb	$2.78	$2.03	$0.97	$1.88	$1.53	$1.95	$3.07	$1.29	$1.92	$1.31	$2.04

1Net debt, adjusted earnings (loss) per share attributable to owners, adjusted EBITDA, cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A. The above table sets forth selected non-GAAP financial performance measures for each of the Company's nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in Hudbay's MD&A for these prior periods in the "Non-GAAP Financial Performance Measures" section of these documents.

2 Metal reported in concentrate is prior to deductions associated with smelter contract terms and includes other secondary products.

3 Includes refined zinc metal sold.
4 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		Q3 2025	Q2 2025	Q1 2025	2024 [4]	Q4 2024	Q3 2024	Q2 2024	Q1 2024	2023 [4]	Q4 2023	Q3 2023
Peru Operations
Constancia ore mined[1]	tonnes	564,579	6,735,316	8,628,279	15,046,190	4,186,058	3,022,931	5,277,654	2,559,547	9,265,954	973,176	1,242,198
Copper	%	0.25	0.34	0.28	0.34	0.40	0.36	0.29	0.31	0.32	0.30	0.30
Gold	g/tonne	0.02	0.03	0.03	0.04	0.04	0.04	0.03	0.04	0.04	0.04	0.04
Silver	g/tonne	1.92	3.26	3.14	3.08	3.88	3.20	2.50	2.79	2.53	2.26	2.91
Molybdenum	%	0.01	0.02	0.02	0.01	0.02	0.02	0.01	0.01	0.01	0.01	0.01
Pampacancha ore mined[1]	tonnes	4,260,081	762,172	389,189	9,317,499	4,037,264	1,777,092	1,288,789	2,214,354	14,756,416	5,556,613	5,894,013
Copper	%	0.38	0.26	0.44	0.55	0.63	0.48	0.41	0.56	0.51	0.56	0.53
Gold	g/tonne	0.31	0.24	0.26	0.32	0.38	0.27	0.20	0.32	0.33	0.32	0.30
Silver	g/tonne	4.87	4.59	3.68	5.61	6.43	6.23	3.83	4.64	4.28	4.84	4.22
Molybdenum	%	0.01	0.01	0.01	0.01	0.00	0.01	0.02	0.02	0.01	0.01	0.02
Strip Ratio		1.38	1.47	1.02	1.78	1.22	2.62	1.74	1.95	1.51	1.26	1.36
Ore milled	tonnes	6,991,744	7,559,047	8,114,024	31,933,624	7,999,453	8,137,248	7,718,962	8,077,962	30,720,929	7,939,044	7,895,109
Copper	%	0.31	0.34	0.30	0.36	0.48	0.32	0.30	0.36	0.39	0.48	0.43
Gold	g/tonne	0.16	0.05	0.05	0.14	0.20	0.11	0.07	0.15	0.16	0.25	0.21
Silver	g/tonne	3.94	3.58	3.22	3.84	5.28	3.70	2.85	3.48	3.62	4.20	3.75
Molybdenum	%	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.02
Copper recovery	%	83.2	84.5	84.6	85.0	87.8	82.6	83.1	84.9	84.2	87.4	85.2
Gold recovery	%	72.1	56.0	56.5	70.7	73.3	68.1	61.4	73.4	71.8	77.6	74.8
Silver recovery	%	65.2	63.5	66.0	68.8	71.4	67.0	63.9	70.7	70.0	78.0	73.2
Molybdenum recovery	%	33.9	38.7	35.7	41.7	37.1	39.0	46.3	43.2	35.8	33.6	37.2
Contained metal in concentrate
Copper	tonnes	18,114	21,710	20,293	99,001	33,988	21,220	19,217	24,576	100,487	33,207	29,081
Gold	ounces	26,380	7,366	7,869	98,226	38,079	20,331	10,672	29,144	114,218	49,418	40,596
Silver	ounces	577,446	551,979	554,692	2,708,262	969,502	648,209	450,833	639,718	2,505,229	836,208	697,211
Molybdenum	tonnes	185	375	397	1,323	195	362	369	397	1,566	397	466
Payable metal sold
Copper	tonnes	11,769	21,418	22,890	88,138	28,775	18,803	16,806	23,754	96,213	31,200	27,490
Gold	ounces	9,798	9,721	14,362	103,364	37,459	9,795	13,433	42,677	97,176	38,114	32,757
Silver	ounces	258,215	616,578	714,654	2,343,820	824,613	365,198	400,302	753,707	2,227,419	703,679	460,001
Molybdenum	tonnes	269	427	448	1,287	182	343	347	415	1,462	468	426
Unit cost [2,3]	$/tonne	$13.03	$13.59	$11.09	$12.91	$15.25	$12.78	$12.68	$10.92	$12.47	$12.24	$12.20
Peru cash cost[3]	$/lb	$1.30	$1.45	$1.11	$1.18	$1.00	$1.80	$1.78	$0.43	$1.07	$0.54	$0.83
Peru sustaining cash cost[3]	$/lb	$2.11	$2.63	$1.92	$1.86	$1.48	$2.78	$2.60	$1.02	$1.81	$1.21	$1.51
[1] Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not fully reconcile to ore milled.
[2] Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.
[3] Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A. The above table sets forth selected non-GAAP financial performance measures for each of the Company's nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in Hudbay's MD&A for these prior periods in the "Non-GAAP Financial Performance Measures" section of these documents.
[4] Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		Q3 2025	Q2 2025	Q1 2025	2024 [1]	Q4 2024	Q3 2024	Q2 2024	Q1 2024	2023 [1]	Q4 2023	Q3 2023
Manitoba Operations
Lalor ore mined	tonnes	139,006	303,062	384,234	1,626,935	422,454	411,295	385,478	407,708	1,526,729	372,384	367,491
Gold	g/tonne	5.42	4.97	5.46	4.68	4.61	5.45	3.75	4.84	4.74	5.92	5.08
Copper	%	0.67	0.61	0.95	0.85	0.95	0.91	0.69	0.84	0.86	1.04	1.02
Zinc	%	1.93	2.46	2.42	2.84	2.95	2.73	2.76	2.92	3.00	2.20	3.31
Silver	g/tonne	31.57	29.94	31.23	27.14	31.91	30.45	22.29	23.44	24.51	28.92	27.80
Stall Concentrator:
Ore milled	tonnes	43,940	144,204	215,286	893,510	222,004	222,621	229,527	219,358	965,567	228,799	255,516
Gold	g/tonne	3.10	3.19	3.86	3.42	3.36	4.23	3.02	3.07	3.45	4.22	3.70
Copper	%	0.56	0.56	0.76	0.71	0.73	0.89	0.59	0.64	0.74	0.73	0.77
Zinc	%	3.61	4.20	3.44	4.33	4.62	4.12	4.05	4.54	4.36	3.20	4.88
Silver	g/tonne	31.04	29.55	29.53	26.54	29.90	30.20	21.74	24.46	24.19	28.63	28.82
Gold recovery	%	72.6	67.9	70.1	68.6	69.6	70.5	65.5	68.0	64.8	67.5	67.8
Copper recovery	%	83.4	84.7	88.3	87.4	84.4	88.3	85.4	91.7	90.4	92.0	93.9
Zinc recovery	%	34.6	84.8	84.7	86.2	81.7	88.1	87.1	88.4	82.2	78.5	82.6
Silver recovery	%	50.3	51.9	58.7	56.8	55.1	57.8	54.2	59.8	61.4	61.8	64.9
New Britannia Concentrator:
Ore milled	tonnes	92,765	162,934	189,124	715,198	185,592	191,298	167,899	170,409	596,912	165,038	146,927
Gold	g/tonne	6.88	6.48	7.37	6.29	5.99	6.77	5.31	7.03	6.76	8.03	6.93
Copper	%	0.76	0.65	1.18	1.04	1.17	0.93	0.94	1.13	1.03	1.46	1.22
Zinc	%	1.00	1.01	1.00	0.99	1.08	1.12	0.92	0.82	0.84	0.85	0.90
Silver	g/tonne	32.18	30.29	33.35	27.78	33.97	30.24	24.42	21.60	25.11	27.97	23.88
Gold recovery - concentrate and doré	%	91.8	89.4	90.3	89.7	90.2	90.0	90.0	88.6	88.6	89.0	88.8
Copper recovery	%	90.0	87.4	90.3	93.6	91.3	92.8	94.4	96.2	93.3	91.6	97.4
Silver recovery - concentrate and doré	%	78.5	78.0	81.6	80.9	79.6	79.9	83.1	82.0	81.5	83.2	82.0
[1] Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		Q3 2025	Q2 2025	Q1 2025	2024 [4]	Q4 2024	Q3 2024	Q2 2024	Q1 2024	2023 [4]	Q4 2023	Q3 2023
Manitoba Operations (continued)
Total Manitoba contained metal in concentrate and doré produced[5]
Gold	ounces	22,441	43,235	60,354	214,225	51,438	62,468	43,488	56,831	187,363	59,863	56,213
Copper	tonnes	842	1,612	3,469	12,536	3,347	3,398	2,642	3,149	12,154	3,735	3,580
Zinc	tonnes	548	5,130	6,265	33,339	8,385	8,069	8,087	8,798	34,642	5,747	10,291
Silver	ounces	102,132	197,970	285,603	995,090	283,223	281,397	210,647	219,823	851,723	255,579	264,752
Total Manitoba payable metal sold in concentrate and doré
Gold	ounces	23,118	46,932	55,765	212,243	50,239	57,238	42,763	62,003	171,297	63,635	36,713
Copper	tonnes	769	2,133	2,725	11,602	3,321	2,931	2,429	2,921	10,708	3,687	2,925
Zinc[1]	tonnes	3,452	2,871	4,857	25,120	5,261	8,607	5,133	6,119	28,779	7,385	7,125
Silver	ounces	112,142	209,594	232,255	956,460	282,158	244,974	197,486	231,841	728,304	246,757	197,952
Combined unit cost [2,3]	C$/tonne	$258	$241	$214	$226	$233	$211	$225	$235	$217	$216	$217
Gold cash cost [3]	$/oz	$379	$710	$376	$606	$607	$372	$771	$736	$727	$434	$670
Sustaining gold cash cost [3]	$/oz	$762	$1,025	$626	$868	$908	$553	$1,163	$950	$1,077	$788	$939
[1] Includes refined zinc metal sold.
[2] Reflects combined mine, mill and G&A costs per tonne of milled ore.
[3] Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, cash cost, and sustaining cash cost per ounce of gold produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A. The above table sets forth selected non-GAAP financial performance measures for each of the Company's nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in Hudbay's MD&A for these prior periods in the "Non-GAAP Financial Performance Measures" section of these documents.
[4] Annual consolidated results may not calculate based on amounts presented in this table due to rounding.
[5] Metal reported in concentrate is prior to deductions associated with smelter terms and includes other secondary products.

		Q3 2025	Q2 2025	Q1 2025	2024 [5]	Q4 2024	Q3 2024	Q2 2024	Q1 2024	2023 [5]	Q4 2023	Q3 2023
British Columbia Operations [4]
Ore mined[1]	tonnes	1,815,689	2,509,969	2,648,094	11,360,125	2,374,044	3,098,863	2,164,722	3,722,496	6,975,389	2,627,398	3,792,568
Strip Ratio		8.84	7.50	6.73	5.98	7.36	6.05	7.61	4.10	3.82	5.34	3
Ore milled	tonnes	3,087,443	2,900,008	2,760,986	12,656,679	2,880,927	3,363,176	3,232,427	3,180,149	6,862,152	3,261,891	3,158,006
Copper	%	0.22	0.28	0.33	0.25	0.26	0.24	0.25	0.27	0.35	0.33	-
Gold	g/tonne	0.08	0.09	0.10	0.08	0.09	0.09	0.07	0.07	0.07	0.06	-
Silver	g/tonne	0.78	0.97	1.28	0.96	0.92	0.73	1.01	1.19	1.36	1.36	1
Copper recovery	%	76.6	81.0	78.3	82.4	79.5	84.1	82.3	83.4	79.7	78.8	81
Gold recovery	%	59.2	68.2	63.4	60.5	55.8	67.3	57.2	61.8	55.9	54.1	56
Silver recovery	%	65.5	71.8	69.8	71.8	69.0	71.2	73.9	72.4	73.0	73.8	71
Contained metal in concentrate produced
Copper	tonnes	5,249	6,634	7,196	26,406	5,927	6,736	6,719	7,024	19,050	8,508	9,303
Gold	ounces	4,760	5,670	5,561	19,789	4,644	6,274	4,454	4,417	8,848	3,495	4,608
Silver	ounces	50,816	65,040	79,480	280,499	58,933	55,963	77,227	88,376	218,282	105,295	101,069
Payable metal sold
Copper	tonnes	5,742	6,803	6,153	25,354	5,831	6,026	6,564	6,933	18,075	9,119	8,956
Gold	ounces	5,363	5,813	4,965	19,735	5,036	6,199	5,099	3,401	8,420	3,091	5,329
Silver	ounces	48,061	67,988	60,059	249,536	43,747	53,241	69,248	83,300	189,443	98,441	91,002
Combined unit cost [2,3]	C$/tonne	$25.02	$24.51	$25.98	$20.39	$23.22	$15.58	$19.65	$23.67	$21.38	$20.90	25
Cash cost[3]	$/lb	$3.21	$2.39	$2.44	$2.74	$3.00	$1.81	$2.67	$3.49	$2.49	$2.67	3
Sustaining cash cost [3]	$/lb	$7.43	$5.18	$4.24	$5.29	$5.76	$5.06	$5.56	$4.85	$3.41	$3.93	3
[1] Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not fully reconcile to ore milled.
[2] Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.
[3] Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A. The above table sets forth selected non-GAAP financial performance measures for each of the Company's nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in Hudbay's MD&A for these prior periods in the "Non-GAAP Financial Performance Measures" section of these documents.
[4] Copper Mountain mine results are stated at 100%. On April 30, 2025 Hudbay completed the acquisition of the remaining 25% interest in the Copper Mountain mine and now owns 100%.
[5] Annual consolidated results may not calculate based on amounts presented in this table due to rounding.